FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-13586

For the Month of January, 2003

Mitsui Sumitomo Insurance Company, Limited

(Translation of registrant’s name into English)

27-2, Shinkawa 2-chome,
Chuo-ku, Tokyo 104-8252, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [   ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]       No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

Table of Contents

1. [Summary Translation in English]
“HANKI-HOUKOKUSHO”

The Japanese Language Semi-annual Report submitted to the Chief of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on December 24, 2002 (All financial information was prepared in accordance with generally accepted accounting principles in Japan.)

2. [Translation in English]
“Semi-annual Consolidated Financial Statements, etc.”

Semi-annual Consolidated Financial Statements for the Year Ending March 31, 2003, prepared in accordance with generally accepted accounting principles in Japan , which was filed with the Chief of the Kanto Local Finance Bureau as part of “HANKI-HOUKOKUSHO”

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitsui Sumitomo Insurance Company, Limited

Date: February 3, 2003	By:	/s/ Kazuhiko Yaguchi Kazuhiko Yaguchi General Manager, Shareholder Relations & Legal Dept.

Special Note Regarding Forward-looking statements

     This document contains forward-looking statements that are based on the Company’s expectations, assumptions, estimates and projections about its business, its industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Company cannot promise that its expectations expressed in these forward-looking statements will turn out to be correct. Its actual results could be materially different from and worse than its expectations. Important risks and factors that could cause its actual results to be materially different from its expectations include, but are not limited to: (1) continuation or intensification of the economic downturn in Japan ; (2) the extent of competition that the Company faces from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market ; (3) the extent of further deregulation of the Japanese insurance industry ; (4) occurrence of natural disasters in Japan ; (5) occurrence of losses the type or magnitude of which could not be foreseen by the Company at the time of writing the insurance policies covering such losses ; (6) the price and availability of reinsurance ; (7) the performance of the Company’s investments ; and (8) the Company’s relationship with the other “Mitsui” and “Sumitomo” companies.

1.     [Summary Translation in English]

HANKI-HOUKOKUSHO

Semi-annual report submitted to the Chief of the Kanto Local Finance Bureau of the ministry of Japan On December 24,2002, which includes the follows:

86th Business Year Semiannual Report (From: April 1, 2002 To: September 30, 2002)

[Cover page]
PART I. [INFORMATION CONCERNING THE COMPANY]
I. [OUTLINE OF THE COMPANY]
1. [Changes in Major Business Index of the Company]
2. [Contents of Business]
3. [Description of Affiliated Companies]
4. [Description of Employees]
II. [DESCRIPTION OF BUSINESS]
1. [Outline of Business Results, etc.]
2. [Conditions of Underwriting]
3. [Matters to be Dealt With]
4. [Material Contracts Relating to Management]
5. [Research and Development Activities]
III. [CONDITIONS OF FACILITIES]
1. [Conditions of Major Facilities]
2. [Plans for Installation and Removal, etc., of Facilities]
IV. [DESCRIPTION OF THE FILING COMPANY]
1. [Description of Shares, etc.]
2. [Trends in Stock Prices]
3. [Conditions of Directors and Officers]
V. [FINANCIAL CONDITIONS]
1. [Semiannual Consolidated Financial Statements, etc.]
2. [Semiannual Financial Statements, etc.]
VI. [SUPPLEMENTARY INFORMATION OF THE FILING COMPANY]
PART II. [INFORMATION CONCERNING THE GUARANTOR, ETC. OF THE FILING COMPANY]
Semiannual Auditors’ Report

-End-

2.     [Translation in English]

Semi-annual Consolidated Financial Statements, etc.

(1)  [Semiannual Consolidated Financial Statements]

     (1)  [Semiannual Consolidated Balance Sheet]

		As of		As of		As of		As of
		September 30, 2001		September 30, 2001		September 30, 2002		March 31, 2002

		Mitsui Marine & Fire		The Sumitomo Marine &
		Insurance Co., Ltd.		Fire Insurance Co., Ltd.
Consolidated periods		(Mitsui Marine)		(Sumitomo Marine)

Accounts	No.	Amount	Ratio (%)	Amount	Ratio (%)	Amount	Ratio (%)	Amount	Ratio (%)

		(All amounts are in millions of yen.)
(Assets)
Cash on hand and in banks		235,333	6.40	244,702	6.99	365,957	5.46	415,024	5.67
Call loans		—	—	168	0.00	10,000	0.15	328	0.00
Monetary claims bought		23,554	0.64	5,182	0.15	44,058	0.66	17,774	0.24
Money trust		33,450	0.91	7,292	0.21	38,458	0.57	38,639	0.53
Securities	*3	2,228,868	60.65	2,438,791	69.68	4,769,753	71.16	4,887,186	66.73
	*4
Loans	*2	403,181	10.97	404,107	11.55	732,717	10.93	764,426	10.44
	*6
Real property and equipment	*1	191,714	5.22	141,029	4.03	298,856	4.46	309,985	4.23
Other assets	*5	201,907	5.49	181,153	5.18	428,636	6.40	367,845	5.02
Deferred tax assets		1,083	0.03	5	0.00	1,450	0.02	1,334	0.02
Customers’ guarantees liability		371,021	10.10	87,156	2.49	36,803	0.55	547,388	7.47
Reserve for bad debts		–15,009	–0.41	–9,593	–0.28	–24,000	–0.36	–26,018	–0.35
Reserve for investment losses		—	—	–120	–0.00	–13	–0.00	–8	–0.00

Total Assets		3,675,106	100.00	3,499,876	100.00	6,702,678	100.00	7,323,905	100.00

		As of		As of		As of		As of
		September 30, 2001		September 30, 2001		September 30, 2002		March 31, 2002

Consolidated periods		Mitsui Marine		Sumitomo Marine

Accounts	No.	Amount	Ratio (%)	Amount	Ratio (%)	Amount	Ratio (%)	Amount	Ratio (%)

		(All amounts are in millions of yen.)
(Liabilities)
Underwriting funds		2,398,261	65.26	2,564,183	73.27	5,010,373	74.75	4,931,667	67.34
Reserve for outstanding claims		(227,536)		(207,109)		(481,037)		(465,029)
Underwriting reserves		(2,170,724)		(2,357,073)		(4,529,335)		(4,466,638)
Convertible bonds		52,594	1.43	52,363	1.50	85,098	1.27	85,098	1.16
Other liabilities	*3	98,360	2.68	87,836	2.51	184,844	2.76	165,176	2.26
Accrued retirement benefits		83,940	2.28	72,896	2.08	160,014	2.39	163,544	2.23
Accrued bonuses for employees		4,465	0.12	3,991	0.11	8,598	0.13	11,278	0.16
Reserve for loss on sale of loans		2,701	0.07	—	—	1,659	0.02	1,619	0.02
Reserve for loss on investments in real estate		1,220	0.03	—	—	1,220	0.02	1,220	0.02
Reserve under the special law		10,084	0.27	8,217	0.24	20,606	0.31	20,662	0.28
Price fluctuation reserve		(10,084)		(8,217)		(20,606)		(20,662)
Deferred tax liabilities		29,020	0.79	36,838	1.05	38,561	0.57	121,608	1.66
Guarantees outstanding		371,021	10.10	87,156	2.49	36,803	0.55	547,388	7.47
Total Liabilities		3,051,670	83.03	2,913,484	83.25	5,547,780	82.77	6,049,264	82.60

(Minority Shareholders’ Interest)
Minority Shareholders’ Interest		3,940	0.11	169	0.00	7,245	0.11	4,713	0.06

(Shareholders’ Equity)
Capital stock		68,453	1.86	60,020	1.72	—	—	128,476	1.75
Additional paid-in capital		46,440	1.26	35,549	1.02	—	—	81,991	1.12
Consolidated retained earnings		215,219	5.86	209,780	5.99	—	—	383,410	5.24
Unrealized holding gain on securities		295,303	8.04	283,881	8.11	—	—	688,873	9.41
Translation adjustments		–5,917	–0.16	–2,998	–0.09	—	—	–1,220	–0.02

Total		619,498	16.86	586,232	16.75	—	—	1,281,531	17.50
Treasury stock		–4	–0.00	–9	–0.00	—	—	–11,603	–0.16
Total shareholders’ equity		619,494	16.86	586,222	16.75	—	—	1,269,927	17.34
Capital stock		—	—	—	—	128,476	1.92	—	—
Capital surplus		—	—	—	—	81,991	1.22	—	—
Retained earnings		—	—	—	—	401,876	6.00	—	—
Unrealized holding gain on securities		—	—	—	—	553,604	8.26	—	—
Translation adjustments		—	—	—	—	–6,438	–0.10	—	—

Total		—	—	—	—	1,159,510	17.30	—	—
Treasury stock		—	—	—	—	–11,857	–0.18	—	—
Total shareholders’ equity		—	—	—	—	1,147,652	17.12	—	—

Total Liabilities, Minority Shareholders’ Interest and Shareholders’ equity		3,675,106	100.00	3,499,876	100.00	6,702,678	100.00	7,323,905	100.00

(2)  [Semiannual Consolidated Statement of Income]

		For the six months ended		For the six months ended		For the six months ended		For the year ended
		September 30, 2001		September 30, 2001		September 30, 2002		March 31, 2002
		(April 1, 2001 -		(April 1, 2001 -		(April 1, 2002 -		(April 1, 2001 -
		September 30, 2001)		September 30, 2001)		September 30, 2002)		March 31 2002)

Consolidated periods		Mitsui Marine		Sumitomo Marine

Accounts	No.	Amount	Ratio (%)	Amount	Ratio (%)	Amount	Ratio (%)	Amount	Ratio (%)

		(All amounts are in millions of yen.)
(Ordinary Income and Loss)
Ordinary income		482,236	100.00	462,016	100.00	950,300	100.00	1,439,244	100.00
Underwriting income		448,335	92.97	432,353	93.58	896,803	94.37	1,348,911	93.72
Net premiums written		(338,166)		(299,183)		(655,398)		(935,690)
Deposit premiums by policyholders		(70,328)		(86,585)		(147,750)		(210,145)
Investment income on deposit premiums, etc.		(16,236)		(18,588)		(33,062)		(52,638)
Life insurance premiums		(23,422)		(27,955)		(59,803)		(92,099)
Decrease in underwriting reserves		(—)		(—)		(—)		(57,627)
Investment income		32,506	6.74	29,128	6.30	51,709	5.44	87,056	6.05
Interest and dividends income		(33,088)		(39,149)		(65,859)		(99,228)
Gain on sale of securities		(14,020)		(7,146)		(16,310)		(34,701)
Transfer of investment income on deposit premiums, etc.		(–16,236)		(–18,588)		(–33,062)		(–52,638)
Other ordinary income		1,394	0.29	534	0.12	1,787	0.19	3,275	0.23

Ordinary expense		468,737	97.20	449,714	97.34	905,630	95.30	1,388,951	96.51
Underwriting expenses		377,458	78.27	374,578	81.08	756,164	79.57	1,160,229	80.62
Net losses paid		(171,636)		(142,067)		(308,424)		(499,810)
Losses adjustment expenses	*1	(17,527)		(12,846)		(30,994)		(46,494)
Commission and brokerage expenses	*1	(58,661)		(54,534)		(116,988)		(168,999)
Deposits to policyholders		(121,927)		(120,046)		(228,626)		(403,098)
Losses paid for life insurance		(2,130)		(2,514)		(9,043)		(10,234)
Increase in reserve for outstanding claims		(4,645)		(701)		(590)		(30,966)
Increase in underwriting reserves		(61)		(41,253)		(60,358)		(—)
Investment expenses		16,528	3.43	14,000	3.03	23,496	2.47	26,310	1.83
Loss on sale of securities		(1,238)		(581)		(1,725)		(4,490)
Loss on devaluation of securities		(10,647)		(11,214)		(10,044)		(17,005)
Operating, general and administrative expenses	*1	72,802	15.10	59,984	12.98	124,559	13.11	199,198	13.84
Other ordinary expenses		1,948	0.40	1,150	0.25	2,224	0.23	3,213	0.22
Deferred amount under Article 113 of the Insurance Business Law		—	—	—	—	–813	–0.08	—	—

Ordinary profit		13,498	2.80	12,301	2.66	44,670	4.70	50,292	3.49

(Extraordinary Income and Losses)
Extraordinary income		3,577	0.74	4,205	0.91	3,123	0.33	2,174	0.15
Decrease in reserve under the special law		(—)		(1,827)		(56)		(—)
Price fluctuation reserve		((—))		((1,827))		((56))		((—))
Other extraordinary income	*2	(3,577)		(2,378)		(3,067)		(2,174)
Extraordinary losses		8,660	1.79	13,511	2.92	3,541	0.37	29,592	2.06
Increase in reserve under the special law		(416)		(—)		(—)		(2,776)
Price fluctuation reserve		((416))		((—))		((—))		((2,776))
Other extraordinary loss	*3	(8,243)		(13,511)		(3,541)		(26,815)

Income before income taxes		8,416	1.75	2,995	0.65	44,252	4.66	22,874	1.58
Income taxes and inhabitants’ taxes		9,726	2.02	11,608	2.51	21,830	2.30	6,376	0.44
Adjustment of income taxes		–7,279	–1.51	–11,502	–2.49	–7,119	–0.75	32	0.00
Minority interests		54	0.01	21	0.01	40	0.01	348	0.02

Net income		5,914	1.23	2,868	0.62	29,500	3.10	16,118	1.12

(3)  [Semiannual Consolidated Statement of Retained Earnings]

		For the six months	For the six months	For the six months	For the year ended
		ended September 30,	ended September 30,	ended September 30,	March 31,
		2001	2001	2002	2002
		(April 1, 2001 -	(April 1, 2001 -	(April 1, 2002 -	(April 1, 2001 -
Consolidated periods		September 30, 2001)	September 30, 2001)	September 30, 2001)	March 31 2002)

		Mitsui Marine	Sumitomo Marine	Amount	Amount

Accounts	No.	Amount	Amount

		(All amounts are in millions of yen.)
Balance of consolidated retained earnings at beginning of period (year)		214,660	211,919	—	214,660
Increase in consolidated retained earnings		—	6	—	157,987
Increase in retained earnings at beginning of period (year) due to increase in the number of consolidated subsidiaries		(--)	(6)	(--)	(62)
Increase in retained earnings due to merger		(--)	(--)	(--)	(157,924)
Decrease in consolidated retained earnings		5,355	5,014	—	5,355
Cash dividends		(5,300)	(4,972)	(--)	(5,300)
Bonuses to officers	*1	(55)	(42)	(--)	(55)
Net income		5,914	2,868	—	16,118
Balance of consolidated retained earnings at end of period (year)		215,219	209,780	—	383,410
(Capital surplus)
Balance of capital surplus at beginning of period (year)		—	—	81,991	—
Balance of additional paid-in capital at beginning of period (year)		(--)	(--)	(81,991)	(--)
Balance of capital surplus at end of period		—	—	81,991	—
(Retained Earnings)
Balance of retained earnings at beginning of the period		—	—	383,410	—
Balance of retained earnings at beginning of the period (year)		(--)	(--)	(383,410)	(--)
Increase in retained earnings		—	—	29,500	—
Net income		(--)	(--)	(29,500)	(--)
Decrease in retained earnings		—	—	11,033	—
Cash dividends		(--)	(--)	(10,949)	(--)
Bonuses to officers	*1	(--)	(--)	(84)	(--)
Balance of retained earnings at end of the period		—	—	401,876	—

#C [Semiannual Consolidated Statement of Retained Earnings]

		For the six months	For the six months	For the six months	For the year ended
		ended Sep. 30, 2001	ended Sep. 30, 2001	ended Sep. 30, 2002	Mar. 31, 2002
		(April 1, 2001 -	(April 1, 2001 -	(April 1, 2002 -	(April 1, 2001 -
		September 30, 2001)	September 30, 2001)	September 30, 2002)	March 31 2002)

Consolidated accounting period (year)		Mitsui Marine	Sumitomo Marine	Amount	Amount

Accounts	No.	Amount	Amount

		(All amounts are in millions of yen.)
I. Cash flows from operating activities
Net income before income taxes		8,416	2,995	44,252	22,874
Depreciation and amortization		5,895	5,278	11,223	19,100
Increase in reserve for outstanding claims		4,483	2,216	590	30,966
Increase in underwriting reserves		884	39,819	59,745	–58,393
Increase in reserve for bad debts		–6,069	–3,917	–1,932	–4,678
Increase in reserve for investment losses		—	–5	4	–137
Increase in accrued retirement benefits		169	5,480	–3,505	–5,073
Increase in accrued bonuses for employees		688	–932	–2,743	3,541
Increase in reserve for loss on sales of loans		51	—	40	–1,031
Increase in reserve for loss on investment in real estate		–1,089	—	—	–1,089
Increase in price fluctuation reserve		416	–1,827	–56	2,776
Interest and dividend income		–33,088	–39,149	–65,859	–99,228
Gain or loss (–) in connection with securities		–1,787	4,154	–5,137	–14,517
Interest expense		247	368	450	895
Exchange gains or losses (–)		34	127	–75	–1,037
Gain or loss (–) in connection with real estate		1,640	392	–1,481	2,752
Increase in other assets (excluding investment activities, financing activities, etc.)		–3,503	–11,183	–38,252	4,277
Increase in other liabilities (excluding investment activities, financing activities, etc.)		–12,821	3,061	2,465	–26,015
Gain or loss (–) on loans		—	3,587	—	—
Other		6,614	814	5,559	8,589

Subtotal		–28,816	11,280	5,287	–115,428
Interest and dividends received		33,417	42,735	70,200	101,235
Interest paid		–41	–36	–41	–1,225
Income taxes paid		8,699	–3,218	–5,031	–4,334

Cash flows from operating activities		13,258	50,760	70,415	–19,752
II. Cash flows from investing activities
Net increase in bank deposits		–144	4,750	–9,491	3,167
Purchases of monetary claims bought		–1,646	–3,336	–2,099	–2,531
Proceeds from sale and maturity of monetary claims bought		1,110	2,068	2,233	4,218
Payment for increase in money trust		–1,079	–2,000	–2,000	–2,080
Proceeds from decrease in money trust		4,055	4,515	1,171	7,719
Purchases of marketable securities		–198,810	–149,420	–385,050	–588,284
Proceeds from sale and maturity of securities		148,150	127,080	282,206	481,801
Loans receivable made		–34,649	–64,874	–110,032	–155,029
Collection of loans		62,883	101,746	139,812	223,984
Other		6	—	694	2,551

II (1) Subtotal		–20,123	20,531	–82,555	–24,481
(I + II (2))		(–6,864)	(71,292)	(–12,140)	(–44,234)
Acquisition of real property and equipment		–3,495	–6,006	–3,054	–13,687
Proceeds from sales of real property and equipment		282	1,150	4,161	1,366
Payment for acquisition of shares of subsidiary due to the change in consolidation scope		—	—	–5	—
Other		58	—	–765	148

Cash flows from investing activities		–23,277	15,675	–82,218	–36,654
III. Cash flows from financing activities
Redemption of convertible bonds		—	—	—	–19,854
Issue of shares to minority shareholders		—	—	3,060	—
Acquisition of treasury stock		—	–7	–254	–11,590
Cash dividends paid		–5,300	–4,972	–10,949	–5,300
Cash dividends paid to minority shareholders		–75	–47	–175	–75
Other		–557	—	–263	–452

Cash flows from financing activities		–5,933	–5,027	–8,582	–37,272
IV. Effects of exchange rate changes on cash and cash equivalents		404	–949	–1,195	2,404

V. Increase in cash and cash equivalents		–15,547	60,459	–21,582	–91,275
VI. Cash and cash equivalents at beginning of the period		237,175	164,299	372,383	237,175
VII. Increase in cash and cash equivalents in accordance with the new consolidation		—	1,131	—	593
VIII. Increase in cash and cash equivalents due to merger		—	—	—	225,889

IX. Cash and cash equivalents at end of the period (year)		221,628	225,889	350,801	372,383

Significant Accounting Policies for Semiannual Consolidated Financial Statements

Items

1.	Scope of Consolidation

For the six months ended Sep. 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Mitsui Marine

(1)  Number of consolidated subsidiaries 15

Names of major consolidated subsidiaries:
Mitsui Mirai Insurance Co., Ltd.
Mitsui Marine Asset Management Co., Ltd.
Mitsui Marine Capital Company, Limited
Mitsui Marine & Fire Insurance Company of America
Mitsui Marine & Fire Insurance Co. (Europe) Ltd.
Mitsui Marine & Fire Insurance (Asia) Pte. Ltd.

(2)  Descriptions of unconsolidated subsidiaries

Name of major unconsolidated subsidiaries:
Mitsui Marine Auto Claims Adjusting Co., Ltd.
Mitsui Marine Knowledge Service Co., Ltd.

     Companies classified as unconsolidated subsidiaries are immaterial to the extent that they will not affect reasonable decisions regarding financial conditions and business results of the corporate group, in light of the amounts equivalent to interests in their total assets, ordinary income, net income and retained earnings.

For the six months ended Sep. 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Sumitomo Marine

(1)	The consolidated financial statements herein include the following six subsidiaries, out of all consolidated subsidiaries of the Company:

Sumitomo Marine Yu-Yu Life Insurance Co., Ltd.
Sumitomo Marine Asset Management Co., Ltd.
The Sumitomo Marine & Fire Insurance Co. (Europe) Ltd.
P.T. Asuransi Sumitomo Marine and Pool
Sumitomo Marine Reinsurance (Europe) Co., Ltd.
Sumitomo Marine & Fire Insurance Company of America

     Since the significance of Sumitomo Marine Reinsurance (Europe) Co., Ltd. has increased, it is included in the scope of consolidation for the six months ended September 30, 2001. Since Sumitomo Marine & Fire Insurance Company of America, which was established during the six months ended September 30, 2001, is significant, only the balance sheet is consolidated, the end of the semiannual consolidated period being deemed to be the date of the acquisition.

(2)	Companies classified as unconsolidated subsidiaries are immaterial to the extent that they will not affect reasonable decisions regarding financial conditions and business results of the corporate group, in light of the amounts equivalent to interests in each of their total assets, ordinary income, net income and retained earnings.

Major unconsolidated subsidiaries are as follows:
Sumitomo Marine Staff Services Co., Ltd.
Sumitomo Marine Automobile Claims Survey Co., Ltd.
Sumitomo Marine Management (U.S.A.), Inc.

For the six months ended Sep. 30, 2002 (Apr. 1, 2002 — Sep. 30, 2002)

(1)	Number of consolidated subsidiaries 27

Names of major consolidated subsidiaries:
Mitsui Sumitomo Kirameki Life Insurance Company, Limited
MITSUI SUMITOMO INSURANCE Asset Management Company, Limited
Mitsui Sumitomo Insurance Group Holdings (USA), Inc.
Mitsui Sumitomo Insurance Company (Europe), Limited
Mitsui Sumitomo Insurance (Singapore) Pte Ltd.

     Due to the fact that MITSUI SUMITOMO CitiInsurance Life Insurance Co., Ltd. newly became a subsidiary of the Company and thus it has been consolidated to the Company for the consolidated semiannual period under review.

(2)	Descriptions of unconsolidated subsidiaries

Name of major unconsolidated subsidiaries:
MITSUI SUMITOMO INSURANCE Claims Adjusting Company, Limited
MITSUI SUMITOMO INSURANCE Staffing Service Company, Limited

     Companies classified as unconsolidated subsidiaries are immaterial to the extent that they will not affect reasonable decisions regarding financial conditions and business results of the corporate group, in light of the amounts equivalent to interests in their total assets, ordinary income, net income and retained earnings.

For the year ended Mar. 31, 2002 (Apr. 1, 2001 — Mar. 31 2002)

(1)	Number of consolidated subsidiaries 26

Names of major consolidated subsidiaries:
Mitsui Sumitomo Kirameki Life Insurance Company, Limited
MITSUI SUMITOMO INSURANCE Asset Management Company, Limited
Mitsui Sumitomo Insurance Group Holdings (USA), Inc.
Mitsui Sumitomo Insurance Company (Europe), Limited
Mitsui Sumitomo Insurance (Singapore) Pte Ltd.

     Due to the merger of The Sumitomo Marine & Fire Insurance Co., Ltd. and Mitsui Marine and Fire Insurance Co., Ltd. and the incorporation of a holding company in the U.S., Mitsui Sumitomo Kirameki Life Insurance Company, Limited (former corporate name: Sumitomo Marine Yu-Yu Life Insurance Co., Ltd.) and 11 other companies have been consolidated to the Company for the business year under review. On the other hand, Mitsui Mirai Insurance Co., Ltd., which had been a consolidated subsidiary of the Company, is excluded from the consolidation for the fiscal year under review, due to the merger with Sumitomo Marine Yu-Yu Life Insurance Co., Ltd. and dissolution thereafter.

(2)	Descriptions of unconsolidated subsidiaries

Name of major unconsolidated subsidiaries:
MITSUI SUMITOMO INSURANCE Claims Adjusting Company, Limited
MITSUI SUMITOMO INSURANCE Staffing Service Company, Limited

     Companies classified as unconsolidated subsidiaries are immaterial to the extent that they will not affect reasonable decisions regarding financial conditions and business results of the corporate group, in light of the amounts equivalent to interests in their total assets, ordinary income, net income and retained earnings.

Items

2.	Equity Method

For the six months ended Sep. 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Mitsui Marine

     As the impact of unconsolidated subsidiaries and affiliates not accounted for by the equity method on the consolidated net income and consolidated retained earnings for semiannual periods (Mitsui Marine Knowledge Service Co., Ltd., Philippine Charter Insurance Corporation, etc.) is negligible and they are in their entirety not significant, they have not been accounted for by the equity method.

For the six months ended Sep. 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Sumitomo Marine

     As the impact of unconsolidated subsidiaries and affiliates not accounted for by the equity method on the consolidated net income and consolidated retained earnings for semiannual periods is negligible and they are in their entirety not significant, they have not been accounted for by the equity method.

Major unconsolidated subsidiaries and affiliates are as follows:
Sumitomo Marine Staff Services Co., Ltd.
Sumitomo Marine Automobile Claims Survey Co., Ltd.
Sumitomo Marine Management (U.S.A.), Inc.
Sumikai Head Office Maintenance Services Co., Ltd.

For the six months ended Sep. 30, 2002 (Apr. 1, 2002 — Sep. 30, 2002)

     As the impact of unconsolidated subsidiaries and affiliates not accounted for by the equity method on the consolidated net income and retained earnings for semiannual periods (MITSUI SUMITOMO INSURANCE Staffing Service Company, Limited, BPI/MS Insurance Corporation etc.) is negligible and they are in their entirety not significant, they have not been accounted for by the equity method.

For the year ended Mar. 31, 2002 (Apr. 1, 2001 — Mar. 31 2002)

     As the impact of unconsolidated subsidiaries and affiliates not accounted for by the equity method on the consolidated net income and consolidated retained earnings for the business year under review (MITSUI SUMITOMO INSURANCE Staffing Service Company, Limited, BPI/MS Insurance Corporation etc.) is negligible and they are in their entirety not significant, they have not been accounted for by the equity method.

Items

3.	Semiannual Accounting Periods for Consolidated Subsidiaries

For the six months ended Sep. 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Mitsui Marine

     Mitsui Marine & Fire Insurance Company of America and other 11 consolidated subsidiaries close their books of account on June 30 for semiannual financial reporting purposes. In preparing for the semiannual consolidated financial statements, the semiannual financial statements as of June 30 are used, since the difference of the balance sheet date does not exceed three months.

     The necessary adjustments are made for significant transactions conducted during the period from July 1 to September 30 of the relevant year on a consolidated basis.

For the six months ended Sep. 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Sumitomo Marine

     Each overseas consolidated subsidiary (except Sumitomo Marine & Fire Insurance Company of America) closes its books of account on June 30 for semiannual financial reporting purposes. In preparing for the consolidated financial statements, the financial statements as of June 30 are used, since the difference of the balance sheet date does not exceed three months.

     The necessary adjustments are made for significant transactions conducted during the period from July 1 to September 30 of the relevant year on a consolidated basis.

For the six months ended Sep. 30, 2002 (Apr. 1, 2002 — Sep. 30, 2002)

     Mitsui Sumitomo Insurance Group Holdings (USA), Inc. and other 22 consolidated subsidiaries close their books of account on June 30 for semiannual financial reporting purposes. In preparing for the semiannual consolidated financial statements, the semiannual financial statements as of June 30 are used, since the difference of the balance sheet date does not exceed three months.

     The necessary adjustments are made for significant transactions conducted during the period from July 1 to September 30 of the relevant year on a consolidated basis.

For the year ended Mar. 31, 2002 (Apr. 1, 2001 — Mar. 31 2002)

     Mitsui Sumitomo Insurance Group Holdings (USA), Inc. and other 22 consolidated subsidiaries close their books of account on December 31 for financial reporting purposes. In preparing for the consolidated financial statements, the financial statements as of March 31 are used, since the difference of the balance sheet date does not exceed three months.

     The necessary adjustments are made for significant transactions conducted during the period from January 1 to March 31 of the relevant year on a consolidated basis.

Items

4.	Significant Accounting Policies

For the six months ended Sep. 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Mitsui Marine

(1)	Standard and method of valuation for securities

     Standard and method of valuation for securities held by the company which files the semiannual report (“filing company”) and domestic consolidated subsidiaries are as follows:

1	Valuation of the held-to-maturity securities is carried at the depreciation cost method.

2	Valuation of shares of subsidiaries and affiliate companies is carried at the cost method on a moving average cost basis.

For the six months ended Sep. 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Sumitomo Marine

(1)	Standard and method of valuation for securities

     Standard and method of valuation for securities held by the parent company, Sumitomo Marine Yu-Yu Life Insurance Co., Ltd. and Sumitomo Marine Asset Management Co., Ltd. are as follows:

1	Valuation of shares of subsidiaries and affiliates is carried at the cost method on a moving average cost basis.

For the six months ended Sep. 30, 2002 (Apr. 1, 2002 — Sep. 30, 2002)

(1)	Standard and method of valuation for securities

     Standard and method of valuation for securities held by the company which files the semiannual report (“filing company”) and domestic consolidated subsidiaries are as follows:

1	Trading securities are valued at market value and cost of sales is calculated using the moving average method.

2	The held-to-maturity securities are valued at amortized cost.

3	Stocks of subsidiaries and affiliate companies are valued at the cost using the moving average method.

For the year ended Mar. 31, 2002 (Apr. 1, 2001 — Mar. 31 2002)

(1)	Standard and method of valuation for securities

     Standard and method of valuation for securities held by the company which files the semiannual report (“filing company”) and domestic consolidated subsidiaries are as follows:

1	Valuation of the held-to-maturity securities is carried at the depreciation cost method.

2	Valuation of shares of subsidiaries and affiliate companies is carried at the cost method on a moving average cost basis.

Items

For the six months ended Sep. 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Mitsui Marine

3	Marketable securities classified as other securities are carried at market value as of the semiannual balance sheet date with changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in shareholders’ equity. The cost of securities sold is calculated by the moving average method.

4	Valuation of non-marketable securities classified as other securities is carried at the cost method or depreciation cost method on a moving average cost basis.

5	Valuation of securities managed as trust assets and included in a money trust that is independently managed mainly for the purpose of securities investment, is carried at the market price method.

     Standard and method of valuation for securities held by overseas consolidated subsidiaries are market price method.

(2)	Standard and method of valuation for derivative transactions:

     Valuation of derivative transactions is carried at the market price method.

For the six months ended Sep. 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Sumitomo Marine

2	Marketable securities classified as other securities are carried at market price as of the balance sheet date with changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in shareholders’ equity. The cost of securities sold is calculated by the moving average method.

3	Valuation of non-marketable securities classified as other securities is carried at the cost method or depreciation cost method on a moving average cost basis.

     Standard and method of valuation for securities held by overseas consolidated subsidiaries are mainly carried at the market price method.

(2)	Standard and method of valuation of money trust:

     Valuation of securities, which is held by the parent company, managed as trust assets and included in a money trust that is independently managed mainly for the purpose of securities investment, is carried at the market price method.

(3)	Standard and method of valuation for derivative transactions:

     Valuation of derivative transactions conducted by the parent company is carried at the market price method. Provided, however, that derivative transactions that fulfill requirements for exceptional treatments permitted for interest rate swaps are accounted for using exceptional treatments.

For the six months ended Sep. 30, 2002 (Apr. 1, 2002 — Sep. 30, 2002)

4	Marketable securities classified as other securities are valued at market value as of the semiannual balance sheet date. Net unrealized holding gains or losses are reported as a separate component of shareholders’ equity, and cost of sales is calculated using the moving average method.

5	Non-marketable securities classified as other securities are valued at cost using the moving average method or amortized cost method.

6	Securities managed as trust assets and included in the money trust that is independently managed mainly for the purpose of securities investment, is valued at the market value.

     Securities held by overseas consolidated subsidiaries are valued at market value.

(2)	Standard and method of valuation for derivative transactions:

     Derivative transactions are valued at the market value. Provided, however, that derivative transactions that fulfill requirements for transfer treatments permitted for foreign forward exchanges, etc. are accounted for using treatments and that fulfill requirements for exceptional treatments permitted for interest rate swaps are accounted for using exceptional treatments.

For the year ended Mar. 31, 2002 (Apr. 1, 2001 — Mar. 31 2002)

3	Marketable securities classified as other securities are carried at market value as of the end of the business year under review with changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in shareholders’ equity. The cost of securities sold is calculated by the moving average method.

4	Valuation of non-marketable securities classified as other securities is carried at the cost method or depreciation cost method on a moving average cost basis.

5	Valuation of securities managed as trust assets and included in a money trust that is independently managed mainly for the purpose of securities investment, is carried at the market price method.

     Standard and method of valuation for securities held by overseas consolidated subsidiaries are market price method.

(2)	Standard and method of valuation for derivative transactions:

     Same as that for the six months ended September 30, 2002.

Items

For the six months ended Sep. 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Mitsui Marine

(3)	Method of valuation of real property and equipment:

     Depreciation of real property and equipment held by the filing company and domestic consolidated companies is carried at the declining balance method. Provided, however, that buildings (excluding attached equipment thereto) which were acquired on and after April 1, 1998 are depreciated by the straight-line method.

     Depreciation of real property and equipment held by overseas consolidated companies is principally carried at the straight-line balance method.

(4)	Basis for significant allowances:

1	Allowance for bad debts

     The filing company and life insurance consolidated subsidiaries provide for the allowance for bad debts in preparation for possible losses on bad debts at an amount determined pursuant to the standards for self-appraisal of assets and the standards for depreciation and provisions of reserves as follows:

     With respect to receivables from obligors who were known to have suffered from collapse of management for whatever reason, legally or as a matter of form such as bankruptcy, special liquidation or suspension of any transaction at the note exchanges or who fell substantially into collapse of management, reserve is provided for by an amount equivalent to the balance obtained by deducting the expected amount to be realized by the enforcement of mortgage and the amount possibly collected by the enforcement of guarantees from the amount of receivables.

     With respect to receivables from obligors who were deemed highly possible to fall into collapse of management, reserve is provided for by an amount deemed necessary upon overall judgment of their liquidity out of the amount equivalent to the balance obtained by deducting an expected amount to be realized by the enforcement of mortgage and the amount possibly collected by the

For the six months ended Sep. 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Sumitomo Marine

(4)	Method of valuation of real property and equipment:

     Depreciation of real property and equipment held by the parent company, Sumitomo Marine Yu-Yu Life Insurance Co., Ltd. and Sumitomo Marine Asset Management Co., Ltd. is carried at the declining balance method. Provided, however, that buildings (excluding attached equipment thereto) which were acquired on and after April 1, 1998 are depreciated by the straight-line method.

     Depreciation of real property and equipment held by overseas consolidated subsidiaries is carried out at the straight-line method or the declining balance method.

(5)	Basis for allowances:

1	Allowance for bad debts

     The parent company and Sumitomo Marine Yu-Yu Life Insurance Co., Ltd. provides for an allowance for bad debts, in preparation for possible losses on bad debts at an amount determined pursuant to the standards for self-appraisal of assets and the standards for depreciation and provisions of reserves as follows:

     With respect to receivables from obligors who were known to have suffered from the collapse of management for whatever reason, legally or as a matter of form such as bankruptcy, special liquidation or suspension of any transaction at the note exchanges or who fell substantially into the collapse of management, reserve is provided for by an amount equivalent to the balance obtained by deducting an expected amount to be realized by the enforcement of mortgage and an amount possibly collected by the enforcement of a guarantee from the amount of receivables.

     With respect to receivables from obligors who were deemed highly possibly to fall into the collapse of management, reserve is provided for by an amount deemed necessary upon overall judgment of their liquidity out of the amount equivalent to the balance obtained by deducting an expected amount to be realized by the enforcement of

For the six months ended Sep. 30, 2002 (Apr. 1, 2002 — Sep. 30, 2002)

(3)	Method of valuation of real property and equipment:

     Real property and equipment held by the filing company and domestic consolidated companies are mainly depreciated at the declining balance method. Provided, however, that buildings (excluding attached equipment thereto) which were acquired on and after April 1, 1998 are depreciated by the straight-line method.

     Real property and equipment held by overseas consolidated companies is principally depreciated at the straight-line balance method.

(4)	Basis for significant reserves:

1	Reserve for bad debts

     The reserve for bad debts is provided for possible losses on bad debts at an amount determined pursuant to the standards for self-appraisal of assets and the standards for depreciation and provisions of reserves as follows:

     With respect to receivables from obligors who were known to have suffered from collapse of management for whatever reason, legally or as a matter of form such as bankruptcy, special liquidation or suspension of any transaction at the note exchanges or who fell substantially into collapse of management, reserve is provided for by an amount equivalent to the balance obtained by deducting an expected amount to be realized by the enforcement of mortgage and an amount possibly collected by the enforcement of a guarantee from the amount of receivables.

     With respect to receivables from obligors who were deemed highly possible to fall into collapse of management, reserve is provided for by an amount deemed necessary upon overall judgment of their liquidity out of the amount equivalent to the balance obtained by deducting an expected amount to be realized by the enforcement of mortgage and the amount possibly collected by the enforcement of a guarantee from the amount of receivables.

For the year ended Mar. 31, 2002 (Apr. 1, 2001 — Mar. 31 2002)

(3)	Method of valuation of real property and equipment:

     Same as that for the six months ended September 30, 2002.

(4)	Basis for significant allowances:

1	Allowance for bad debts

     Same as that for the six months ended September 30, 2002.

Items

For the six months ended Sep. 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Mitsui Marine

enforcement of a guarantee from the amount of receivables.

     With respect to receivables other than those stated above, reserve is provided for by the amount obtained by multiplying the amount of receivables by a bad debt rate calculated based on the amount of written-off receivables in the past specified period.

     With respect to the reserve for specific overseas credits, reserve is provided for by an amount of loss expected to be incurred arising from political, economic or other circumstances of the subject country at the account of specific overseas credits reserve (including the reserve for overseas investment loss, etc. as stipulated in Article 55-2 of the Special Taxation Measures Law).

     The enforcement division provided for in the asset self-appraisal enforcement regulations has carried out the appraisal of all assets based on the standards for self-appraisal of assets and the reserves stated above have been provided for by the respective amounts based on the results of the above appraisal.

     Other consolidated subsidiaries provide for an estimated amount for losses on bad debts in consideration of the collectibility of individual receivables.

2	Accrued retirement benefits

     The filing company provides for an amount recognized to be paid at the end of the semiannual consolidated period based on the estimated amount of retirement benefits and the market value of the pension plan assets at the end of the semiannual consolidated period for accrued retirement benefits for employees.

     Liabilities for the past services of employees of the filing company are amortized in the year in which the liability is recognized by the

For the six months ended Sep. 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Sumitomo Marine

mortgage and an amount possibly collected by the enforcement of guarantee from the amount of receivables.

     With respect to receivables other than those stated above, reserve is provided for by an amount obtained by multiplying the amount of receivables by a bad debt rate calculated based on the amount of written-off receivables in the past specified period.

     With respect to each receivables, the assessment division (which is independent from operating divisions) and the inspection division review and audit valuations of collectibility of each loan made by the operating divisions based on the standards for self-appraisal of receivables. Provisions to the allowance for bad debt is based on the results of these reviews.

     Sumitomo Marine Asset Management Co., Ltd. provides for an amount deemed necessary based on the results of self-appraisal of receivables in accordance with the same standards as that of the parent company.

     Overseas consolidated subsidiaries provide for an estimated amount for losses on bad debts in consideration of the collectibility of individual receivables.

2	Allowance for investment losses

     The parent company provides for an amount deemed necessary based on the parent company’s self-appraisal of securities to provide for possible future losses on securities.

3	Accrued retirement benefits

     The parent company, Sumitomo Marine Yu-Yu Life Insurance Co., Ltd., Sumitomo Marine Asset Management Co., Ltd. and P.T. Asuransi Sumitomo Marine and Pool provide for an amount recognized to be paid at the end of consolidated period based on the estimated amount of retirement benefit and the market price of the pension plan assets at the end of the subject consolidated period, in preparation for accrued retirement benefits for employees.

For the six months ended Sep. 30, 2002 (Apr. 1, 2002 — Sep. 30, 2002)

     With respect to receivables other than those stated above, reserve is provided for by the amount obtained by multiplying the amount of receivables by a bad debt rate calculated based on the amount of written-off receivables in the past specified period.

     The division controlling the respective assets has carried out the appraisal of all assets based on the standards for self-appraisal of assets, the business inspection division independent of the relevant division has inspected the results of the above appraisal, and the reserves stated above have been provided for by the respective amounts based on the results of the above appraisal.

     Other domestic consolidated subsidiaries have carried out the appraisal of all assets and provide for an amount deemed necessary based on the results of such appraisal of receivables in accordance with the same standards as that of the filing company.

     Overseas consolidated subsidiaries provide for an estimated amount for losses on bad debts in consideration of the collectibility of individual receivables.

2	Reserve for losses on investments

     The filing company has provided for possible future losses on securities, the amount deemed necessary based on the filing company’s self-appraisal of assets is provided to reserve for investment loss.

3	Accrued retirement benefits

     Accrued retirement benefits for employees provide for an amount recognized to be paid as of the end of the semiannual period based on the estimated amount of retirement benefits and the market value of the pension plan assets at the end of the subject semiannual period.

     Unrecognized prior service cost of the filing company is amortized using the straight-line method over the average remaining years of service of employees.

     Unrecognized actuarial

For the year ended Mar. 31, 2002 (Apr. 1, 2001 — Mar. 31 2002)

2	Allowance for investment loss

     Same as that for the six months ended September 30, 2002.

3	Accrued retirement benefits

     The filing company provides for an amount based on the estimated amount of retirement benefits and the pension plan assets at the end of the consolidated business year for accrued retirement benefits for employees.

     Unrecognized prior service cost is amortized using the straight-line method over the average remaining years of service of the employees (4 years).

     Actuarial difference is amortized in the year following the year in which

Items

For the six months ended Sep. 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Mitsui Marine

straight-line method over the average remaining years of service of the employees.

     Actuarial difference of the filing company is charge to income in the year following the year in which such difference occurred by the straight-line method over the average remaining years of service of the employees.

     Other consolidated subsidiaries adopt the simplified tax effect accounting method for the purpose of calculating the retirement benefit liabilities.

3	Accrued bonuses for employees

     The filing company and consolidated subsidiaries provide for an estimated amount payable at the end of semiannual consolidated period for accrued bonuses for employees.

4	The reserve for loss on sale of credits

     The filing company provides for an estimated amount of loss on sale of credits at the end of the semiannual consolidated period in preparation for possible loss that might be incurred in the future due to a drop in the value of real estate securing debts sold to Cooperative Credit Purchasing Company, Ltd.

5	Allowance for loss on investments in real estate

     The filing company provides for an estimated amount of loss at the end of the semiannual period, which is prepared to be paid for possible losses incurred in connection with investment transactions of real property.

6	Reserve for price fluctuation

     The filing company and life insurance consolidated subsidiaries provide for the reserve for price fluctuation for losses arising out of fluctuations in prices of shares, etc. under the provisions of Article 115 of the Insurance Business Law.

For the six months ended Sep. 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Sumitomo Marine

     Actuarial difference and past service liabilities are charge to income as a temporary expense in the year in which such difference and liabilities occurred.

4	Accrued bonuses for employees

     The parent company, Sumitomo Marine Yu-Yu Insurance Co., Ltd. and Sumitomo Marine Asset Management Co., Ltd. provide for an estimated amount payable at the end of consolidated period, in preparation for accrued bonuses for employees.

5	Reserve for price fluctuation

     The parent company and Sumitomo Marine Yu-Yu Life Insurance Co., Ltd. provide for the reserve for price fluctuation to provide for losses arising out of fluctuations in prices of shares, etc. under the provisions of Article 115 of the Insurance Business Law.

For the six months ended Sep. 30, 2002 (Apr. 1, 2002 — Sep. 30, 2002)

gains and losses of the filing company are amortized from the next fiscal year using the straight-line method over periods within the estimated average remaining service years of employees.

     Other consolidated subsidiaries adopt the simplified tax effect accounting method for the purpose of calculating the retirement benefit obligations.

4	Accrued bonuses for employees

     The filing company and consolidated subsidiaries provide for an estimated amount payable at the end of the semiannual consolidated period for accrued bonuses for employees.

5	The reserve for loss on sale of loans

     The filing company provides for an estimated amount of loss on sale of loans at the end of the semiannual consolidated period in preparation for possible loss that might be incurred in the future due to a drop in the collateral value of loans sold to Cooperative Credit Purchasing Company, Ltd.

6	Reserve for loss on investments in real estate

     The filing company provides for an estimated amount of loss at the end of the semiannual period, which is prepared to be paid for possible losses incurred in connection with investment transactions of real property.

7	Price fluctuation reserve

     The filing company and life insurance consolidated subsidiaries provide for the price fluctuation reserve for losses arising out of fluctuations in prices of shares, etc. under the provisions of Article 115 of the Insurance Business Law.

For the year ended Mar. 31, 2002 (Apr. 1, 2001 — Mar. 31 2002)

such difference occurred by the straight-line method over the average remaining years of services of the employees (10 years).

     Other consolidated subsidiaries adopt the simplified tax effect accounting method for the purpose of calculating the retirement benefit obligations.

4	Accrued bonuses for employees

     The filing company and consolidated subsidiaries provide for an estimated amount payable at the end of the consolidated business year for accrued bonuses for employees.

5	The reserve for loss on sales of credits

     The filing company provides for an estimated amount of loss on sales of credits at the end of the consolidated business year in preparation for possible loss that might be incurred in the future due to a drop in the value of real estate securing debts sold to Cooperative Credit Purchasing Company, Ltd.

6	Allowance for loss on investments in real estate

     The filing company provides for an estimated amount of loss at the end of the business year, which is prepared to be paid for possible losses incurred in connection with investment transactions of real property.

7	Reserve for price fluctuation

     The filing company and life insurance consolidated subsidiaries provide for the reserve for price fluctuation for losses arising out of fluctuations in prices of shares, etc. under the provisions of Article 115 of the Insurance Business Law.

Items

For the six months ended Sep. 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Mitsui Marine

(5)	Translation standards for significant assets and liabilities denominated in foreign currencies:

     Assets and liabilities denominated in foreign currencies are translated into Japanese yen at the rate of the spot rate exchange as of the semiannual balance sheet date. Unrealized translation gain or loss is stated as income or loss.

     Assets and liabilities of overseas consolidated subsidiaries are translated into Japanese yen at the rate of the spot rate exchange as of the semiannual balance sheet date, and income and expenses are translated into Japanese yen at the rate of the average exchange during the period. Unrealized translation gain or loss is stated as translation adjustments of the shareholders’ equity and minority interests in the accompanying consolidated financial statements.

(6)	Accounting for consumption tax, etc.:

     Consumption tax, etc. is accounted under the tax exclusive method by the filing company and domestic consolidated subsidiaries except that consumption tax relating to loss adjustment expense, operating, general and administrative expenses of the filing company is accounted under the tax inclusive method.

     Nondeductible consumption tax in respect of assets is included in other assets payments and amortized in equal installments over a period of five (5) years.

(7)	Accounting for significant leases:

     Finance leases of the filing company and domestic consolidated subsidiaries, except for those in which ownership is deemed to be transferred to the lessee, are accounted for as operating leases, that is, the rental of real property.

For the six months ended Sep. 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Sumitomo Marine

(6)	Translation standards for assets and liabilities denominated in foreign currencies:

     Assets and liabilities denominated in foreign currencies held by the parent company and Sumitomo Marine Yu-Yu Life Insurance Co., Ltd. are translated into Japanese yen at the rate of the spot rate exchange as of the balance sheet date. Unrealized translation gain or loss is stated as income or loss.

     Assets and liabilities, and income and expenses of overseas consolidated subsidiaries are translated into Japanese yen at the rate of the spot rate exchange as of the balance sheet date. Unrealized translation gain or loss is presented as translation adjustments of the shareholders’ equity and minority interests in the accompanying consolidated financial statements.

(7)	Accounting for consumption tax, etc.:

     The parent company and Sumitomo Marine Yu-Yu Life Insurance Co., Ltd. account for consumption taxes using the net-of-tax method. Provided, however, that expenses including loss adjustment expenses, operating, general and administrative expenses of the parent company are accounted for by the gross-of-tax method.

     Nondeductible consumption taxes on assets are stated in suspense payments and amortized over a period of five (5) years by the straight-line method.

     Sumitomo Marine Asset Management Co., Ltd. account for consumption taxes using the gross-of-tax method.

(8)	Accounting for leases:

     Finance leases of the parent company, Sumitomo Marine Yu-Yu Life Insurance Co., Ltd. and Sumitomo Marine Asset Management Co., Ltd., except for those in which ownership is deemed to be transferred to the lessee, are accounted for as operating leases, that is, the rental of real property.

For the six months ended Sep. 30, 2002 (Apr. 1, 2002 — Sep. 30, 2002)

(5)	Translation standards for significant assets and liabilities denominated in foreign currencies:

     Assets and liabilities denominated in foreign currencies are translated into Japanese yen at the rate of the spot rate exchange as of the semiannual balance sheet date. Unrealized translation gain or loss is stated as income or loss.

     Assets and liabilities of overseas consolidated subsidiaries are translated into Japanese yen at the rate of the spot rate exchange as of the semiannual balance sheet date, and income and expenses are translated into Japanese yen at the rate of the average exchange during the period. Unrealized translation gain or loss is stated as translation adjustments of the shareholders’ equity and minority interests in the accompanying consolidated financial statements.

(6)	Accounting for consumption tax, etc.:

     Consumption tax, etc. is accounted under the tax exclusive method by the filing company and domestic consolidated subsidiaries except that consumption tax relating to loss adjustment expense, operating, general and administrative expenses of the filing company is accounted under the tax inclusive method.

     Nondeductible consumption tax in respect of assets is included in other assets payments and amortized in equal installments over a period of five (5) years.

(7)	Accounting for significant leases:

     Finance leases of the filing company and domestic consolidated subsidiaries, except for those in which ownership is deemed to be transferred to the lessee, are accounted for as operating leases, that is, the rental of real property.

For the year ended Mar. 31, 2002 (Apr. 1, 2001 — Mar. 31 2002)

(5)	Translation standards for significant assets and liabilities denominated in foreign currencies:

     Assets and liabilities denominated in foreign currencies are translated into Japanese yen at the rate of the spot rate exchange as of the consolidated balance sheet date. Unrealized translation gain or loss is stated as income or loss.

     Assets and liabilities of overseas consolidated subsidiaries are translated into Japanese yen at the rate of the spot rate exchange as of the balance sheet date, and income and expenses are translated into Japanese yen at the rate of the average exchange during the period. Unrealized translation gain or loss is stated as translation adjustments of the shareholders’ equity and minority interests in the accompanying consolidated financial statements.

(6)	Accounting for consumption tax, etc.:

     Same as that for the six months ended September 30, 2002.

(7)	Accounting for significant leases:

     Same as that for the six months ended September 30, 2002.

Items

For the six months ended Sep. 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Mitsui Marine

(8)	Significant hedge accounting:

     The filing company applies deferred hedges to the profit and loss resulting from stock option transactions, which are to be entered into in order to hedge exchange fluctuations in connection with holding of shares.

(9)	Matters relating to tax-effect accounting:

     Amounts of tax payment and adjustment of income taxes for the semiannual period is calculated at the amount to be paid during the six months ended September 30, 2001, on the basis of reserve and reversal of reserve for loss on overseas investments and reserve for special amortization through the method of appropriation of profits scheduled during the semiannual consolidated period.

For the six months ended Sep. 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Sumitomo Marine

(9)	Hedge accounting method:

     Hedge accounting method of the parent company is as follows:

1	Hedge accounting method

Interest rate swap transactions are accounted for using deferred hedging treatment. Hedging transactions that fulfill requirements for exceptional treatments permitted for interest rate swaps are accounted for using exceptional treatments.

2	Hedging vehicle and scope

Interest rate swap transactions are hedging vehicles, and hedging is used for a portion of floating interest rate loans and bonds.

3	Hedging policy

Individual hedging is applied to reduce or eliminate cash flow fluctuation risks associated with floating interest rate loans and securities.

4	Hedging effectiveness evaluation method

The effectiveness of hedging is computed every six-month period based on comparisons between hypothetical total cash flow fluctuations concerned with the hedging and total cash flow fluctuations of hedging vehicles from the start of hedging until the effectiveness evaluation. Hedging transactions that fulfill requirements for exceptional treatments permitted for interest rate swaps are excluded from hedging effectiveness evaluation.

For the six months ended Sep. 30, 2002 (Apr. 1, 2002 — Sep. 30, 2002)

(8)	Significant hedge accounting:

     The filing company applies deferred hedges to the profit and loss resulting from stock option transactions, which are to be entered into in order to hedge exchange fluctuations in connection with holding of shares. In addition, exceptional treatments of deferred hedges or interest rate swaps are applied to the interest rate swap transactions which are to be entered into in order to hedge risks arising from cash flow fluctuations of loans and bonds due to fluctuations in interest rates.

     The effectiveness of hedging is judged every six-month period based on comparisons between hypothetical total of market fluctuations or cash flow fluctuations concerned with the hedging and total market fluctuations and cash flow fluctuations of hedging vehicles from the start of hedging until the effectiveness evaluation. Provided, however, that hedging transactions in which it is apparent that a high correlation is recognized between a hedging and the hedging vehicle and hedging transactions that fulfill requirements for exceptional treatments permitted for interest rate swaps, are excluded from hedging effectiveness evaluation.

(9)	Matters relating to tax-effect accounting:

     Amounts of tax payment and adjustment of income taxes for the semiannual period is calculated at the amount to be paid during the six months ended September 30, 2002, on the basis of reserve and reversal of reserve for loss on overseas investments, reserve for special amortization and reserve for advanced depreciation through the method of appropriation of profits scheduled during the semiannual consolidated period.

For the year ended Mar. 31, 2002 (Apr. 1, 2001 — Mar. 31 2002)

(8)	Significant hedge accounting:

     Same as that for the six months ended September 30, 2002.

Items

5.	Cash and Cash Equivalents in the Semiannual Consolidated Statements of Cash Flows

For the six months ended Sep. 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Mitsui Marine

(10)	Accounting for deferred assets under Article 113 of the Insurance Business Law:

     The amount to be amortized of deferred assets under Article 113 of the Insurance Business Law is calculated in accordance with the laws and regulations, and the provisions of the Articles of Incorporation of life insurance subsidiaries.

     Cash and cash equivalents consist of cash on hand, cash in banks which can be withdrawn on demand, and short-term investments, such as time deposits, etc., with a maturity of three months or less after the acquisition.

For the six months ended Sep. 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Sumitomo Marine

(10)	Accounting for deferred assets under Article 113 of the Insurance Business Law:

     Sumitomo Marine Yu-Yu Life Insurance Co., Ltd. states an amount to be amortized for deferred assets under Article 113 of the Insurance Business Law is calculated in accordance with the laws and regulations, and the provisions of the Articles of Incorporation.

(11)	Accounting standards for overseas consolidated subsidiaries are based on the accounting standards of the country in which each subsidiary locates.

     Cash and cash equivalents consist of cash on hand, cash in banks which can be withdrawn on demand, and short-term investments, such as time deposits, etc., with a maturity of three months or less after the acquisition.

For the six months ended Sep. 30, 2002 (Apr. 1, 2002 — Sep. 30, 2002)

(10)	Accounting for deferred assets under Article 113 of the Insurance Business Law:

     The amount to be transferred to and amortized of deferred assets under Article 113 of the Insurance Business Law is calculated in accordance with the laws and regulations, and the provisions of the Articles of Incorporation of life insurance subsidiaries.

     Cash and cash equivalents consist of cash on hand, cash in banks which can be withdrawn on demand, and short-term investments, such as time deposits, etc., with a maturity of three months or less after the acquisition.

For the year ended Mar. 31, 2002 (Apr. 1, 2001 — Mar. 31 2002)

(9)	Accounting for deferred assets under Article 113 of the Insurance Business Law:

     The amount to be amortized of deferred assets under Article 113 of the Insurance Business Law is calculated in accordance with the laws and regulations, and the provisions of the Articles of Incorporation of life insurance subsidiaries.

     Cash and cash equivalents consist of cash on hand, cash in banks which can be withdrawn on demand, and short-term investments, such as time deposits, etc., with a maturity of three months or less after the acquisition.

Change in Presentation

For the six months ended September 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Mitsui Marine

(Semiannual Consolidated Balance Sheet)

     In accordance with revisions to the Enforcement Regulations for the Insurance Business Law, the presentation of the semiannual consolidated balance sheet has been changed and “Convertible bonds”, which had been formerly included in the “Other liabilities”, is now shown after the item “Underwriting fund” for the six months ended September 30, 2001.

(Semiannual Consolidated Cash Flows)

     In accordance with revisions to the Enforcement Regulations for the Insurance Business Law, the presentation of the semiannual consolidated cash flows has been changed and the classification of cash flows from investing activities shows the amount of the subtotal of cash flows from investing activities, and cash flows from operating activities and the amount of the subtotal of cash flows from operating activities.

For the six months ended September 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Sumitomo Marine

For the six months ended September 30, 2002 (Apr. 1, 2002 — Sep. 30, 2002)

Additional Information

For the six months ended September 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Mitsui Marine

For the six months ended September 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Sumitomo Marine

For the six months ended September 30, 2002 (Apr. 1, 2002 — Sep. 30, 2002)

1.	Credit derivative transactions were stated according to guaranty of liabilities until the year ended March 31, 2002. However, it has been possible to calculate the reasonable value for the credit derivative transactions from the six months ended September 30, 2002, and such value is stated in the accompanying semiannual balance sheet. As a result, ordinary profit and net income for the six months ended September 30, 2002 decreased by ¥7,470 million, compared with those using the previous calculation method. Further, customers’ guarantees liability and guarantees outstanding decreased by ¥509,782 million, respectively.

2.	“Accounting for treasury stock and reversal of legal reserve” (Corporate Accounting Standards No.1) has been applied for the six months ended September 30, 2002. This adoption had no impact on income and loss of the six months ended September 30, 2002.

     Due to amendments to the Rules for Semiannual Financial Statements, the category of shareholders’ equity of the semiannual financial statements for the six months ended September 30, 2002 has been prepared in accordance with the Rules for the Semiannual Financial Statements, as amended.

For the year ended March 31, 2002 (Apr. 1, 2001 — Mar. 31, 2002)

Notes

(Semiannual Consolidated Balance Sheet)

For the six months ended September 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Mitsui Marine

*1. The accumulated amount of depreciation of real property and equipment is ¥141,728 million and the advanced depreciation of real property and equipment is ¥13,819 million.

*2.

(1)  Among loans receivables, receivables from obligors who are under collapse of management are ¥662 million and receivables in delay are ¥10,661 million.

     Receivables from obligors who are under collapse of management mean loans receivables which fall under any of the events as listed in Article 96, Section 1, Item 3 (i) through (v) or as stipulated in Article 96, Section 1, Item 4 of the Enforcement Regulations of the Corporate Income Tax Law (Government Ordinance No. 97 of 1965) among loans receivables with respect to which accrued interest is not stated because it is impossible to expect collection or payment of principal or interest due to the fact that the payment of principal or interest has not been rendered during a substantial period or for any other reasons.

Receivables in delay mean loans receivables other than those from obligors who are under collapse of management and those with respect to which interest payment has been exempted at its discretion for the purpose of reconstructing or assisting in obligors.

(2)  Among loans receivables, receivables in arrears for three months or more amounts to ¥240 million.

     Receivables in arrears for three months or more mean loans receivables concerning which payment of principal or interest is in arrears for three months or more from the day next following the stated payment date and which do not fall under receivables from obligors who are under collapse of management or receivables in arrears.

For the six months ended September 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Sumitomo Marine

*1. The accumulated amount of depreciation of real property and equipment is ¥121,891 million and the advanced depreciation of real property and equipment is ¥10,251 million.

*2.

(1)  Loans to borrowers under collapse of management totaled ¥25 million.

     Loans to borrowers under collapse of management are those loans among all loans for which payment of principal or interest has not been received for a substantial period and for which, for other reasons, there are no prospects for collection or repayment of principal or interest, and accordingly, no accrued interest has been accounted for (excluding such part as written off and hereinafter referred to as “non-accounting for accrued unpaid interest loans”) which fall under the events as stated in the Enforcement Ordinances for the Corporation Tax Law (Government Ordinance No. 97, 1965), items i through v in Article 96, Section 1, Item 3, or the other events stated in Item 4 of the same Article.

(2)  Past-due loans amounted to ¥7,964 million.

     Past-due loans are defined as those non-accounting for accrued unpaid interest loans other than loans to borrowers under collapse of management and other than loans for which interest payments have been rescheduled for the purpose of assisting these borrowers in management restructuring or providing support.

(3)  Past-due loans for three months or more totaled ¥360 million.

     Past-due loans for three months or more are defined as those for which principal or interest has been in arrears for three months or more from the stated payment date but which are not classified as loans to borrowers under collapse of management or past-due loans.

For the six months ended September 30, 2002 (Apr. 1, 2002 — Sep. 30, 2002)

*1. The accumulated amount of depreciation of real property and equipment is ¥278,528 million and the advanced depreciation of real property and equipment is ¥23,043 million.

*2.

(1)  Among loans receivables, receivables from obligors who are under collapse of management are ¥59 million and receivables in delay are ¥14,644 million.

     Receivables from obligors who are under collapse of management mean loans receivables which fall under any of the events as listed in Article 96, Section 1, Item 3 (i) through (v) or as stipulated in Article 96, Section 1, Item 4 of the Enforcement Regulations of the Corporate Income Tax Law (Government Ordinance No. 97 of 1965) among loans receivables with respect to which accrued interest is not stated because it is impossible to expect collection or payment of principal or interest due to the fact that the payment of principal or interest has not been rendered during a substantial period or for any other reasons.

     Receivables in delay mean loans receivables other than those from obligors who are under collapse of management and those with respect to which interest payment has been exempted at its discretion for the purpose of reconstructing or assisting in obligors.

(2)  Among loans receivables, receivables in arrears for three months or more amounts to ¥860 million.

     Receivables in arrears for three months or more mean loans receivables concerning which payment of principal or interest is in arrears for three months or more from the day next following the stated payment date and which do not fall under receivables from obligors who are under collapse of management or receivables in arrears.

For the year ended March 31, 2002 (Apr. 1, 2001 — Mar. 31, 2002)

*1. The accumulated amount of depreciation of real property and equipment is ¥270,573 million and the advanced depreciation of real property and equipment is ¥23,732 million.

*2.

(1)  Among loans receivables, receivables from obligors who are under collapse of management are ¥5,501 million and receivables in delay are ¥14,743 million.

     Receivables from obligors who are under collapse of management mean loans receivables which fall under any of the events as listed in Article 96, Section 1, Item 3 (i) through (v) or as stipulated in Article 96, Section 1, Item 4 of the Enforcement Regulations of the Corporate Income Tax Law (Government Ordinance No. 97 of 1965) among loans receivables with respect to which accrued interest is not stated because it is impossible to expect collection or payment of principal or interest due to the fact that the payment of principal or interest has not been rendered during a substantial period or for any other reasons.

     Receivables in delay mean loans receivables other than those from obligors who are under collapse of management and those with respect to which interest payment has been exempted at its discretion for the purpose of reconstructing or assisting in obligors.

(2)  Among loans receivables, receivables in arrears for three months or more amounts to ¥742 million.

     Receivables in arrears for three months or more mean loans receivables concerning which payment of principal or interest is in arrears for three months or more from the day next following the stated payment date and which do not fall under receivables from obligors who are under collapse of management or receivables in arrears.

For the six months ended September 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Mitsui Marine

(3)  Among loans receivables, receivables to which eased loan conditions were granted amount to ¥13,098 million.

     Receivables to which eased loan conditions were granted mean loans receivables concerning which such arrangements as will be favorable to obligors including reduction or exemption of interest, postponement of interest payment or grant of grace period for the principal, abandonment of debts or others have been made, and which do not fall under receivables from obligors who are under collapse of management, receivables in delay or receivables in arrears for three months or more.

(4)  Total of receivables from obligors who are under collapse of management, receivables in delay, receivables in arrears for three months or more, and receivables to which eased conditions were granted amounts to ¥24,663 million.

*3. Assets pledged as collateral comprise ¥2,694 million. This includes the security for deposits of ¥100 million as well as the substitution for the margins of futures transactions.

*4. Securities include the loan in the aggregate amount of ¥94,799 million by the agreement of loan for consumption.

*5. Other assets include deferred assets of ¥2,787 million of Article 113 of the Insurance Business Law.

For the six months ended September 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Sumitomo Marine

(4)  Restructured loans totaled ¥4,982 million.

     Restructured loans are those for which the parent company has granted terms and conditions including reducing or exempting interest rates, rescheduling interest and principal payments, or waiving claims to the borrower or more favorable to the borrower than those in the original loan agreement. Such loans exclude loans to borrowers under collapse of management, and past-due loans for three months or more.

(5)  Loans to borrowers under collapse of management, past due loans, past-due loans for three months or more, and restructured loans amounted to ¥13,332 million.

*3. Assets pledged as collateral comprise ¥4,758 million.

*4. Securities include the loan in the aggregate amount of ¥3,087 million by the agreement of loan for consumption.

*5. Other assets include ¥1,786 million of deferred assets under Article 113 of the Insurance Business Law.

For the six months ended September 30, 2002 (Apr. 1, 2002 — Sep. 30, 2002)

(3)  Among loans receivables, receivables to which eased loan conditions were granted amount to ¥19,234 million.

     Receivables to which eased loan conditions were granted mean loans receivables concerning which such arrangements as will be favorable to obligors including reduction or exemption of interest, postponement of interest payment or grant of grace period for the principal, abandonment of debts or others have been made, and which do not fall under receivables from obligors who are under collapse of management, receivables in delay or receivables in arrears for three months or more.

(4)  Total of receivables from obligors who are under collapse of management, receivables in delay, receivables in arrears for three months or more, and receivables to which eased conditions were granted amounts to ¥34,799 million.

*3. Assets pledged as collateral comprise ¥10,541 million. This includes the security for deposits of ¥125 million as well as assets on deposit, etc. for overseas sales.

*4. Securities include the loan in the aggregate amount of ¥90,662 million by the agreement of loan for consumption.

*5. Other assets include deferred assets of ¥2,203 million of Article 113 of the Insurance Business Law.

*6. The outstanding loan commitments amounts to ¥530 million.

For the year ended March 31, 2002 (Apr. 1, 2001 — Mar. 31, 2002)

(3)  Among loans receivables, receivables to which eased loan conditions were granted amount to ¥12,915 million.

     Receivables to which eased loan conditions were granted mean loans receivables concerning which such arrangements as will be favorable to obligors including reduction or exemption of interest, postponement of interest payment or grant of grace period for the principal, abandonment of debts or others have been made, and which do not fall under receivables from obligors who are under collapse of management, receivables in delay or receivables in arrears for three months or more.

(4)  Total of receivables from obligors who are under collapse of management, receivables in delay, receivables in arrears for three months or more, and receivables to which eased conditions were granted amounts to ¥33,903 million.

*3. Assets pledged as collateral comprise ¥8,116 million. This includes the security for deposits of ¥125 million as well as assets on deposit, etc. for overseas sales.

*4. Securities include the loan in the aggregate amount of ¥76,882 million by the agreement of loan for consumption.

5.     Other assets include deferred assets of ¥1,587 million of Article 113 of the Insurance Business Law.

(Semiannual Consolidated Statement of Income)

For the six months ended September 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Mitsui Marine

*1. The details of business expenses are as follows:

Agent commission, etc:	¥59,204 million
Salaries:	¥31,905 million

     Business expenses are the aggregated amount of loss adjustment expenses, operating, general and administrative expenses, and commission and brokerage expenses in the accompanying semiannual consolidated statement of income.

*2. Extraordinary income is comprised of reversal of allowance for bad debts of ¥3,413 million and gain on disposal of real property and equipment of ¥164 million.

*3. “Other” of Extraordinary losses is comprised of costs incurred with the merger of the filing company and domestic consolidated subsidiaries in an amount of ¥7,616 million, loss on disposal of real property and equipment of ¥586 million and loss on devaluation of buildings of ¥40 million due to a material drop in the market price of buildings.

For the six months ended September 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Sumitomo Marine

*1. The details of business expenses are as follows:

Agent commission, etc:	¥56,655 million
Salaries:	¥27,233 million

     Business expenses are the aggregated amount of loss adjustment expense, operating, general and administrative expenses, and commission and brokerage expenses on the consolidated statement of income.

*2. Other extraordinary income is as follows:

Liabilities for past service of employees for retirement benefits accounting (decrease in debts) were written off as a temporary income:	¥1,384 million
Reversal of allowance for bad debts:	¥753 million
Gain on disposal of real property and equipment:	¥240 million

*3. Other extraordinary losses are as follows:

Actuarial differences were charge to income as a temporary expense in accordance with the retirement benefit accounting:	¥5,551 million
Loss on disposal of real property and equipment:	¥632 million
Expenses for merger preparations with Mitsui Marine and Fire Insurance Co., Ltd., Mitsui Mirai Insurance Co., Ltd. and Mitsui Marine Asset Management Co., Ltd.:	¥7,326 million

For the six months ended September 30, 2002 (Apr. 1, 2002 — Sep. 30, 2002)

*1. The details of business expenses are as follows:

Agent commission, etc:	¥118,813 million
Salaries:	¥56,905 million

     Business expenses are the aggregated amount of loss adjustment expenses, operating, general and administrative expenses, and commission and brokerage expenses in the accompanying semiannual consolidated statement of income.

*2. “Other” of Extraordinary income is comprised of gain on disposal of real property and equipment of ¥2,982 and reversal of reserve for bad debts of ¥84 million.

*3. “Other” of Extraordinary losses is comprised of costs incurred with the merger of the filing company and domestic consolidated subsidiaries in an amount of ¥1,737 million, loss on devaluation of buildings of ¥1,013 million due to a material drop in the market price of buildings and loss on disposal of real property and equipment of ¥790 million.

For the year ended March 31, 2002 (Apr. 1, 2001 — Mar. 31, 2002)

*1. The details of business expenses are as follows:

Agent commission, etc:	¥174,651 million
Salaries:	¥92,068 million

     Business expenses are the aggregated amount of loss adjustment expenses, operating, general and administrative expenses, and commission and brokerage expenses in the accompanying consolidated statement of income.

*2. Other extraordinary income is comprised of gain on disposal of real property and equipment of ¥1,092 million, reversal of allowance for bad debts of ¥1,030 million, the reversal of reserve for investment loss of ¥14 million and the reversal of reserve for loss on sales of credits of ¥36 million.

*3. Other extraordinary loss is comprised of costs incurred with the merger in an amount of ¥24,070 million and loss on devaluation of buildings of ¥132 million due to a material drop in the market price of buildings.

(Semiannual Consolidated Statement of Retained Earnings)

For the six months ended September 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Mitsui Marine

*1. Bonuses to officers are bonuses payable for Directors.

For the six months ended September 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Sumitomo Marine

For the six months ended September 30, 2002 (Apr. 1, 2002 — Sep. 30, 2002)

*1. Bonuses to officers are bonuses payable for Directors.

For the year ended March 31, 2002 (Apr. 1, 2001 — Mar. 31, 2002)

*1. Same as that for the six months ended September 30, 2002.

(Semiannual Consolidated Cash Flows)

For the six months ended September 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Mitsui Marine

1.     Cash and cash equivalents as of September 30, 2001 were reconciled to the amounts reported in the consolidated balance sheet as follows:

(As of September 30, 2001)
Cash and bank deposits:	¥235,333 million
Monetary claims bought:	¥23,554 million
Time deposits with maturities of more than three months:	- ¥34,534 million
Monetary claims bought other than cash equivalents:	- ¥3,072 million
Securities included in cash equivalents:	¥348 million

Cash and cash equivalents:	¥221,628 million

2.     Cash flows from investing activities include cash flows arising from asset management business for insurance business.

For the six months ended September 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Sumitomo Marine

1.     Cash and cash equivalents as of September 30, 2001 were reconciled to the amounts reported in the consolidated balance sheet as follows:

(As of September 30, 2001)
Cash and bank deposits:	¥244,702 million
Call loans:	¥168 million
Monetary claims bought:	¥5,182 million
Securities:	¥2,438,791 million
Time deposits with maturities of more than three months:	- ¥22,107 million
Monetary claims bought other than cash equivalents:	- ¥2,551 million
Securities included in cash equivalents:	- ¥2,438,296 million

Cash and cash equivalents:	¥225,889 million

2.     Cash flows from investing activities include the cash flows arising from asset management business for insurance business.

For the six months ended September 30, 2002 (Apr. 1, 2002 — Sep. 30, 2002)

1.     Cash and cash equivalents as of September 30, 2002 were reconciled to the amounts reported in the consolidated balance sheet as follows:

(As of September 30, 2002)
Cash and bank deposits:	¥365,957 million
Call loans:	¥10,000 million
Monetary claims bought:	¥44,058 million
Time deposits with maturities of more than three months:	- ¥66,487 million
Monetary claims bought other than cash equivalents:	- ¥3,272 million
Securities included in cash equivalents:	¥545 million

Cash and cash equivalents:	¥350,801 million

2.     Cash flows from investing activities include cash flows arising from asset management business for insurance business.

For the year ended March 31, 2002 (Apr. 1, 2001 — Mar. 31, 2002)

1.     Cash and cash equivalents as of March 31, 2002 were reconciled to the amounts reported in the consolidated balance sheet as follows:

(As of March 31, 2002)
Cash and bank deposits:	¥415,024 million
Call loans	¥328 million
Monetary claims bought:	¥17,774 million
Time deposits with maturities of more than three months:	- ¥57,719 million
Monetary claims bought other than cash equivalents:	- ¥3,452 million
Securities included in cash equivalents:	¥427 million

Cash and cash equivalents:	¥372,383 million

2.     Same as that for the six months ended September 30, 2002.

(Lease Transactions)

For the six months ended September 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Mitsui Marine

1.	Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee

(1)	The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of September 30, 2001 were as follows:

(Millions of yen) Equipment
Acquisition costs	1,966
Accumulated depreciation	1,459
Net book value	506

The acquisition costs shown above represent the aggregate future minimum lease payments because such payments were immaterial to the net book value of real property and equipment at September 30, 2001.

(2)	Future minimum lease payments outstanding as of September 30, 2001 are summarized as follows:

Due in one year or less	¥365 million
Due after one year	141 million

Total	¥506 million

     The future minimum lease payments shown above represent the total lease payments including the interest portion thereon because such payments were immaterial to the net book value of real property and equipment at September 30, 2001.

(3)	Lease payments and depreciation of leased assets are shown below:

Lease payments	¥202 million
Depreciation	¥202 million

(4)	Method of calculation of depreciation

     Depreciation of leased assets is calculated by the straight-line method over the respective lease terms assuming a residual value of zero.

2.	Operating lease transaction

     Future minimum lease payments for operating leases outstanding as of September 30, 2001 are summarized as follows:

Due in one year or less	¥259 million

For the six months ended September 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Sumitomo Marine

1.	Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee

(1)	The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of September 30, 2001 were as follows:

(Millions of yen) Equipment
Acquisition costs	3,615
Accumulated depreciation	2,872
Net book value	742

The acquisition costs shown above represent the aggregate future minimum lease payments because such payments were immaterial to the net book value of real property and equipment at September 30, 2001.

(2)	Future minimum lease payments outstanding as of September 30, 2001 are summarized as follows:

Due in one year or less	¥430 million
Due after one year	¥312 million

Total	¥742 million

     The future minimum lease payments shown above represent the total lease payments including the interest portion thereon because such payments were immaterial to the net book value of real property and equipment at September 30, 2001.

(3)	Lease payments and depreciation of leased assets are shown below:

Lease payments	¥368 million
Depreciation	¥368 million

(4)	Method of calculation of depreciation

     Depreciation of leased assets is calculated by the straight-line method over the respective lease terms assuming a residual value of zero.

2.	Operating lease transaction

     Future minimum lease payments for operating leases outstanding as of September 30, 2001 are summarized as follows:

Due in one year or less	¥0 million

For the six months ended September 30, 2002 (Apr. 1, 2002 — Sep. 30, 2002)

1.	Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee

(1)	The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of September 30, 2002 were as follows:

(Millions of yen) Equipment
Acquisition costs	2,742
Accumulated depreciation	2,317
Net book value	424

The acquisition costs shown above represent the aggregate future minimum lease payments because such payments were immaterial to the net book value of real property and equipment at September 30, 2002.

(2)	Future minimum lease payments outstanding as of September 30, 2002 are summarized as follows:

Due in one year or less	¥303 million
Due after one year	121 million

Total	¥424 million

     The future minimum lease payments shown above represent the total lease payments including the interest portion thereon because such payments were immaterial to the net book value of real property and equipment at September 30, 2002.

(3)	Lease payments and depreciation of leased assets are shown below:

Lease payments	¥292 million
Depreciation	¥292 million

(4)	Method of calculation of depreciation

     Depreciation of leased assets is calculated by the straight-line method over the respective lease terms assuming a residual value of zero.

2.	Operating lease transaction

     Future minimum lease payments for operating leases outstanding as of September 30, 2002 are summarized as follows:

Due in one year or less	¥595 million

For the year ended March 31, 2002 (Apr. 1, 2001 — Mar. 31, 2002)

1.	Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee

(1)	The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of March 31, 2002 were as follows:

(Millions of yen) Equipment
Acquisition costs	3,079
Accumulated depreciation	2,361
Net book value	718

The acquisition costs shown above represent the aggregate future minimum lease payments because such payments were immaterial to the net book value of real property and equipment at March 31, 2002.

(2)	Future minimum lease payments outstanding as of March 31, 2002 are summarized as follows:

Due in one year or less	¥475 million
Due after one year	243 million

Total	¥718 million

     The future minimum lease payments shown above represent the total lease payments including the interest portion thereon because such payments were immaterial to the net book value of real property and equipment at March 31, 2002.

(3)	Lease payments and depreciation of leased assets are shown below:

Lease payments	¥1,079 million
Depreciation	¥1,079 million

(4)	Method of calculation of depreciation

     Same as that for the six months ended September 30, 2002.

2.	Operating lease transaction

     Future minimum lease payments for operating leases outstanding as of March 31, 2002 are summarized as follows:

Due in one year or less	¥382 million

For the six months ended September 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Mitsui Marine

Due after one year	395 million

Total	¥655 million

For the six months ended September 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Sumitomo Marine

Due after one year	¥1 million

Total	¥2 million

For the six months ended September 30, 2002 (Apr. 1, 2002 — Sep. 30, 2002)

Due after one year	1,244 million

Total	¥1,840 million

For the year ended March 31, 2002 (Apr. 1, 2001 — Mar. 31, 2002)

Due after one year	480 million

Total	¥862 million

Securities

1.	Information on held-to-maturity debt securities for which market value is available

	(Millions of yen)
	As of Sep. 30, 2001			As of Sep. 30, 2001			As of Sep. 30, 2002			As of Mar. 31, 2002
	Mitsui Marine			Sumitomo Marine

	Consolidated	Market	Unrecognized	Consolidated	Market	Unrecognized	Consolidated	Market	Unrecognized	Consolidated	Market	Unrecognized
Types of securities	carrying value	value	gain or loss	carrying value	value	gain or loss	carrying value	value	gain or loss	carrying value	value	gain or loss

Bonds and debentures	51,719	54,801	3,082	—	—	—	50	50	0	342	342	0
Foreign securities	17,201	17,572	370	1,750	1,760	10	4,024	4,458	433	6,006	6,606	600

Total	68,921	72,374	3,452	1,750	1,760	10	4,074	4,508	433	6,348	6,948	600

2.	Information on other securities for which market value is available

	(Millions of yen)
	As of Sep. 30, 2001			As of Sep. 30, 2001
	Mitsui Marine			Sumitomo Marine

	Acquisition	Consolidated	Unrecognized	Acquisition	Consolidated	Unrecognized
Types of securities	costs	carrying value	gain or loss	costs	carrying value	gain or loss

Bonds and debentures	750,262	786,839	36,577	1,099,434	1,157,217	57,783
Stock	506,312	919,485	413,173	460,496	798,071	337,574
Foreign securities	359,587	371,937	12,350	372,052	421,661	49,609
Other	23,606	23,156	-449	11,341	10,892	-448

Total	1,639,768	2,101,419	461,651	1,943,324	2,387,843	444,518

[Additional columns below]

[Continued from above table, first column(s) repeated]

	(Millions of yen)
	As of Sep. 30, 2002			As of Mar. 31, 2002

	Acquisition	Consolidated	Unrecognized	Acquisition	Consolidated	Unrecognized
Types of securities	costs	carrying value	gain or loss	costs	carrying value	gain or loss

Bonds and debentures	2,098,921	2,184,032	85,110	2,001,557	2,066,982	65,424
Stock	917,760	1,609,150	691,390	934,182	1,843,020	908,838
Foreign securities	750,872	837,887	87,014	738,975	835,982	97,006
Other	32,325	31,574	-750	28,251	28,573	322

Total	3,799,880	4,662,645	862,765	3,702,966	4,774,559	1,071,592

For the six months ended September 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Mitsui Marine

For the six months ended September 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Sumitomo Marine

For the six months ended September 30, 2002 (Apr. 1, 2002 — Sep. 30, 2002)

     The Company recognized impairment losses of ¥8,678 million for other securities for which market value is available.

     Impairment losses have been recognized in the case of all securities declining more than 50% in market value compared with acquisition costs. Impairment losses have been recognized in the case of securities declining not less than 30% but less than 50% in market value, only those other than in the case of perspective on recovery of market value is recognized.

For the year ended March 31, 2002 (Apr. 1, 2001 — Mar. 31, 2002)

     The Company recognized impairment losses of ¥15,522 million for other securities for which market value is available.

     Impairment losses have been recognized in the case of all securities declining more than 50% in market value compared with acquisition costs. Impairment losses have been recognized in the case of securities declining not less than 30% but less than 50% in market value, only those other than in the case of perspective on recovery of market value is recognized.

3.	Information on and amount of securities which are not carried at market value:

For the six months ended September 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Mitsui Marine

(1)	Held-to-maturity debt securities

Foreign securities:	¥291 million
Other:	¥21,708 million

(Note)

Transferable deposits which are included in cash and bank deposits, and commercial paper which is included in monetary claims bought on the semiannual consolidated balance sheet, are accounted for as “Other”.

(2)	Other securities

Bonds and debentures:	¥6,964 million
Stock:	¥19,581 million
Foreign securities:	¥20,887 million
Other:	¥2,673 million

For the six months ended September 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Sumitomo Marine

(1)	Held-to-maturity debt securities

Not applicable.

(2)	Other securities

Bonds and debentures:	¥322 million
Stock:	¥19,318 million
Foreign securities:	¥21,452 million
Other:	¥6,202 million

(Note) “Other” includes commercial paper, etc. ¥3,958 million of which is accounted for as monetary claims bought on the consolidated balance sheet.

For the six months ended September 30, 2002 (Apr. 1, 2002 — Sep. 30, 2002)

(1)	Held-to-maturity debt securities

Foreign securities:	¥376 million
Other:	¥88,407 million

(Note)

Transferable deposits which are included in cash and bank deposits, and commercial paper which is included in monetary claims bought on the semiannual consolidated balance sheet, are accounted for as “Other”.

(2)	Other securities

Bonds and debentures:	¥4,953 million
Stock:	¥41,902 million
Foreign securities:	¥37,300 million
Other:	¥4,963 million

(Note) Beneficiary rights for claimable asset fund, which are treated as monetary claims bought on the semiannual balance sheet, are included in “Other”.

For the year ended March 31, 2002 (Apr. 1, 2001 — Mar. 31, 2002)

(1)	Held-to-maturity debt securities

Foreign securities:	¥362 million
Other:	¥47,953 million

(Note)

Transferable deposits which are included in cash and bank deposits, and commercial paper which is included in monetary claims bought on the semiannual consolidated balance sheet, are accounted for as “Other”.

(2)	Other securities

Bonds and debentures:	¥4,944 million
Stock:	¥42,614 million
Foreign securities:	¥38,841 million
Other:	¥5,062 million

(Note) Beneficiary rights for claimable asset fund, which are treated as monetary claims bought on the balance sheet, are included in “Other”.

(Money Trust)

Money Trust

1.	Held-to-maturity money trusts:

Not applicable.

2.	Money trusts other than those that are intended for investment and held-to-maturity:

For the six months ended September 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Mitsui Marine

There are no monetary trusts to be solely invested which are valued by the market value.

The monetary trust intended for joint investment represented as the acquisition costs in the semiannual balance sheet is ¥76 million.

For the six months ended September 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Sumitomo Marine

Not applicable.

For the six months ended September 30, 2002 (Apr. 1, 2002 — Sep. 30, 2002)

There are no monetary trusts to be solely invested which are valued by the market value.

The monetary trust intended for joint investment represented as the acquisition costs in the semiannual balance sheet is ¥97 million.

For the year ended March 31, 2002 (Apr. 1, 2001 — Mar. 31, 2002)

There are no monetary trusts to be solely invested which are valued by the market value.

The monetary trust intended for joint investment represented as the acquisition costs in the balance sheet is ¥1,023 million.

(Derivative Transaction)

Contract Amount, Market Value and Unrealized Gain(Loss) of Derivative Transactions

(Millions of Yen)
		As of September 30, 2001			As of September 30, 2001

		Mitsui Marine			Sumitomo Marine

Types of		Contract	Market	Unrealized	Contract	Market	Unrealized
Securities	Types of contracts	Amount	Value	Gain/(Loss)	Amount	Value	Gain/(Loss)

Currency	Forward exchange contracts
	Sales contracts:	20,539	20,500	39	10,130	10,338	-207
	Purchased contracts:	118	119	0	901	980	79
Currency option contracts
	Sales contracts:	—	—	—	—	—	—
		(--)			(--)
	Purchased contracts:	2,346	83	-15	—	—	—
		(99)			(--)

Interest	Interest option contracts
	Sales contracts:	9,420	70	155	—	—	—
		(225)			(--)
	Purchased contracts:	3,000	76	-120	—	—	—
		(196)			(--)
	Interest swap contracts	54,290	50	50	10,863	170	170

Stock	Stock price index futures
	Sales contracts:	—	—	—	—	—	—
Stock price index option contracts
	Sales contracts:	—	—	—	—	—	—
		(--)			(--)
	Purchased contracts:	—	—	—	—	—	—
		(--)			(--)
	Stock price swap contracts	1,840	-94	-94	—	—	—

Bonds	Government bond futures
	Sales contracts:	—	—	—	—	—	—
Government bond over-the-counter option contracts
	Sales contracts:	—	—	—	—	—	—
		(--)			(--)

Credit	Credit derivatives Sales contracts:
	Purchased contracts:	—	—	—	—	—	—
		—	—	—	—	—	—

Other	Weather derivative contracts
	Sales contracts:	65	28	59	—	—	—
		(87)			(--)
	Purchased contracts:	30	6	-26	—	—	—
		(33)			(--)
	Other:	—	152	152	—	—	—
Natural disaster derivative contracts
	Sales contracts:	130	2	2	—	—	—
		(5)			(--)
Economic index derivative contracts
	Sales contracts:	0	21	—	—	—	—
		(21)			(--)

	Total	91,779	21,017	203	21,896	11,490	42

		(Millions of Yen)
		As of September 30, 2001			As of September 30, 2001

		Mitsui Marine			Sumitomo Marine

Types of		Contract	Market	Unrealized	Contract	Market	Unrealized
Securities	Types of contracts	Amount	Value	Gain/(Loss)	Amount	Value	Gain/(Loss)

Currency	Forward exchange contracts
	Sales contracts:	26,855	27,251	-396	31,849	32,467	-617
	Purchased contracts:	3,678	3,676	-2	7,002	7,009	7
	Currency option contracts
	Sales contracts:	3,492	1	18	3,021	0	1
		(19)			(2)
	Purchased contracts:	3,472	2	-34	3,011	159	56
		(36)			(102)

Interest	Interest option contracts
	Sales contracts:	19,720	102	148	8,910	69	156
		(251)			(225)
	Purchased contracts:	13,500	101	-122	3,000	73	-123
		(223)			(196)
	Interest swap contracts	52,655	192	192	54,166	309	309

Stock	Stock price index futures
	Sales contracts:	—	—	—	1,158	1,110	48
	Stock price index option contracts
	Sales contracts:	450	6	4	3,050	7	44
		(10)			(51)
	Purchased contracts:	—	—	—	2,700	42	-2
		(--)			(45)
	Stock price swap contracts	—	—	—	—	—	—

Bonds	Government bond futures
	Sales contracts:	280	280	-0	—	—	—
	Government bond over-the-counter option contracts
	Sales contracts:	9,333	3	14	7,392	1	16
		(17)			(18)

Credit	Credit derivatives
	Sales contracts:	533,076	-7,772	-7,772	—	—	—
	Purchased contracts:	23,294	77	77	—	—	—

Other	Weather derivative contracts
	Sales contracts:	30	20	3	9	16	9
		(24)			(26)
	Purchased contracts:	1	2	0	6	14	-3
		(2)			(17)
	Other:	—	408	408	—	614	614
	Natural disaster derivative contracts
	Sales contracts:	170	7	2	190	2	5
		(10)			(7)
	Economic index derivative contracts
	Sales contracts:	0	—	21	0	7	14
		(21)			(21)

	Total	690,010	24,365	-7,436	125,466	41,905	537

(Notes)
1.	Figures in parentheses of the above list represent the option premiums.
2.	Any derivative transactions, to which the hedge accounting applied, are excluded.

(Segment Information)
[Business segment information]

Previous six months ended September 30, 2001 (from April 1, 2001 to September 30, 2001)

(Mitsui Marine)

	(Millions of yen)
	Non-life insurance	Life insurance
	business	business	Total	Eliminations	Consolidated

Ordinary income and ordinary income and expenses
(1) Ordinary income to third parties	472,024	26,341	498,366	16,130	482,236
(2) Intergroup ordinary income	389	—	389	389	—

Total	472,413	26,341	498,755	16,519	482,236

Ordinary expenses	459,129	26,161	485,290	16,552	468,737

Ordinary profit	13,284	180	13,465	33	13,498

(Notes)

(1)	Business segments are determined based on their actual condition of business in the filing company and consolidated subsidiaries.

(2)	The major business in each business segment are as follows:

Non-life insurance business:	Underwriting business and asset management business for non-life insurance

Life insurance business:	Underwriting business and asset management business for life insurance

(3)	The amount stated in the column “Eliminations” of ordinary income to third parties for the six months ended September 30, 2001 represents the amount transferred, as a result that the reversal of underwriting reserves which has been classified as ordinary expenses for the non-life insurance business segment is included in and stated as the provision for underwriting reserves on the semiannual consolidated statement of income.

Previous six months ended September 30, 2001 (from April 1, 2001 to September 30, 2001)

(Sumitomo Marine)

Since the ratio of “Non-life insurance business” accounts for 90% or more of the accumulation of ordinary income, the accumulation of ordinary profit and the accumulation of assets of all segments, respectively, any geographical segment information is omitted to be stated. Investment business has been conducted as a part of the non-life insurance business so that it is not an independent segment.

Six months ended September 30, 2002 (from April 1, 2002 to September 30, 2002)

	(Millions of yen)
	Non-life insurance	Life insurance
	business	business	Total	Eliminations	Consolidated

Ordinary income and ordinary income and expenses
(1) Ordinary income to third parties	886,052	64,626	950,679	378	950,300
(2) Intergroup ordinary income	895	—	895	895	—

Total	886,947	64,626	951,574	1,273	950,300

Ordinary expenses	842,354	64,549	906,904	1,273	905,630

Ordinary profit	44,592	77	44,670	—	44,670

(Notes)

(1)	Business segments are determined based on the actual condition of businesses in the filing company and consolidated subsidiaries.

(2)	The major businesses in each business segment are as follows:

Non-life insurance business:	Underwriting business and asset management business for non-life insurance

Life insurance business:	Underwriting business and asset management business for life insurance

(3)	The amount stated in the column “Eliminations” of ordinary income to third parties for the six months ended September 30, 2002 represents the amount transferred, as a result that the reversal of underwriting reserves which has been classified as ordinary expenses for the life insurance business segment is included in and stated as the provision for underwriting reserves on the semiannual consolidated balance sheet.

Business year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)

	(Millions of yen)
	Non-life insurance	Life insurance
	business	business	Total	Eliminations	Consolidated

Ordinary income and ordinary income and expenses
(1) Ordinary income to third parties	1,404,269	99,811	1,504,081	64,836	1,439,244
(2) Intergroup ordinary income	1,310	—	1,310	1,310	—

Total	1,405,579	99,811	1,505,391	66,146	1,439,244

Ordinary expenses	1,356,504	98,627	1,455,132	66,180	1,388,951

Ordinary profit	49,075	1,183	50,259	33	50,292

(Notes)

(1)	Business segments are determined based on their actual condition of business in the filing company and consolidated subsidiaries.

(2)	The major businesses in each business segment are as follows:

Non-life insurance business:	Underwriting business and asset management business for non-life insurance

Life insurance business:	Underwriting business and asset management business for life insurance

(3)	The amount stated in the column “Eliminations” of ordinary income to third parties for the business year ended March 31, 2002 represents the amount transferred, as a result that the provision for underwriting reserves which has been classified as ordinary expenses for the life insurance business segment is included in and stated as the reversal of underwriting reserves on the consolidated statement of income.

[Geographical segment information]

Six months ended September 30, 2001 (from April 1, 2001 to September 30, 2001)

[Mitsui Marine]

Since the ratio of “Japan” accounts for 90% or more of the ordinary income of all segments, any geographical segment information is omitted to be stated.

Six months ended September 30, 2001 (from April 1, 2001 to September 30, 2001)

[Sumitomo Marine]

Since the ratio of “Japan” accounts for 90% or more of the accumulation of ordinary income and the accumulation of assets of all segments, any geographical segment information is omitted to be stated.

Six months ended September 30, 2002 (from April 1, 2002 to September 30, 2002)

Since the ratio of “Japan” accounts for 90% or more of the accumulation of ordinary income of all segments, respectively, any geographical segment information is omitted to be stated.

Business year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)

Since the ratio of “Japan” accounts for 90% or more of the accumulation of ordinary income and the accumulation of assets of all segments, respectively, any geographical segment information is omitted to be stated.

[Overseas sales]

Six months ended September 30, 2001 (from April 1, 2001 to September 30, 2001)

[Mitsui Marine]

Since the overseas sales (ordinary income) accounts for less than 10% of the consolidated net sales (ordinary income), overseas sales is omitted to be stated herein.

Six months ended September 30, 2001 (from April 1, 2001 to September 30, 2001)

[Sumitomo Marine]

Since the overseas sales (ordinary income) accounts for less than 10% of the consolidated net sales (ordinary income), overseas sales is omitted to be stated herein.

Six months ended September 30, 2002 (from April 1, 2002 to September 30, 2002)

Since the overseas sales (ordinary income) accounts for less than 10% of the consolidated net sales (ordinary income), overseas sales is omitted to be stated herein.

Business year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)

Same as the above.

(Information per Share)

For the six months ended September 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Mitsui Marine

Net asset per share:	¥818.12
Net income per share:	¥7.81
Diluted net income per share	¥7.36

For the six months ended September 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Sumitomo Marine

Net asset per share:	¥884.21
Net income per share:	¥4.32
Diluted net income per share	¥4.22

For the six months ended September 30, 2002 (Apr. 1, 2002 — Sep. 30, 2002)

Net asset per share:	¥786.21
Net income per share:	¥20.20
Diluted net income per share	¥19.00

(Additional information)

“Accounting for Net Income per Share” (Corporate Accounting Standard No. 2) and “Instruction for Application of Accounting for Net Incomer per Share” (Corporate Accounting Standard Instruction No. 4) have been adopted since the six months ended September 30, 2002. In case that such accounting and instruction were applied to the results of the six months ended September 30, 2001 and the business year ended March 31, 2002, information per share is as follows:

For the six months ended Sep. 30, 2001
For the six months ended Sep. 30, 2001
For the year ended Mar. 31, 2002

Mitsui Marine
Sumitomo Marine

Net asset per share:	¥818.12
Net income per share:	¥7.81
Diluted net income per share:	¥7.36
Net asset per share:	¥884.21
Net income per share:	¥4.32
Diluted net income per share:	¥4.22
Net asset per share:	¥869.77
Net income per share:	¥14.37
Diluted net income per share:	¥13.59

For the year ended March 31, 2002 (Apr. 1, 2001 — Mar. 31, 2002)

Net asset per share:	¥869.82
Net income per share:	¥14.44
Diluted net income per share	¥13.66

(Note) Net income per share and diluted net income per share are calculated by the following basis.

	For the six months ended	For the six months ended
	September 30, 2001	September 30, 2001
	(Apr. 1, 2001 —	(Apr. 1, 2001 —	For the six months ended	For the year ended
	Sep. 30, 2001)	Sep. 30, 2001)	September 30, 2002	March 31, 2002
			(Apr. 1, 2002 —	(Apr. 1, 2001 —
	Mitsui Marine	Sumitomo Marine	Sep. 30, 2002)	Mar. 31, 2002)

Net income per share

Net income (¥ Mil.)	—	—	29,500	—

Amount not belong to ordinary shareholders (¥Mil.)	—	—	—	—

Net income for ordinary shares (¥Mil.)	—	—	29,500	—

Average number of shares in issue during the period (year) (thousand)	—	—	1,459,740	—

Diluted net income per share

Adjustments to net income (¥Mil.)	—	—	273

(Interest paid (after deduction of taxes)) (¥Mil.)	(--)	(--)	(262)	(--)

(Commission, etc. (¥Mil.))	(--)	(--)	(10)	(--)

Increase in number of ordinary shares (thousand)	—	—	107,250	—

(Convertible bonds	—	—	(107,250)	—

	For the six months ended	For the six months ended
	September 30, 2001	September 30, 2001
	(Apr. 1, 2001 —	(Apr. 1, 2001 —	For the six months ended	For the year ended
	Sep. 30, 2001)	Sep. 30, 2001)	September 30, 2002	March 31, 2002
			(Apr. 1, 2002 —	(Apr. 1, 2001 —
	Mitsui Marine	Sumitomo Marine	Sep. 30, 2002)	Mar. 31, 2002)

(thousand))

Latent shares not included in the calculation of diluted net income per share, due not to have dilution effect	—	—	Not applicable	—

(Subsequent Event)

For the six months ended September 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Mitsui Marine

     The Company which files Semiannual Report (the “filing company”) merged with The Sumitomo Marine & Fire Insurance Co., Ltd. (“Sumitomo Marine”) on October 1, 2001, the merger date, pursuant to the Merger Agreement which was concluded with Sumitomo Marine on May 18, 2001, and approved and resolved respectively at the 84th Ordinary General Meeting of Shareholders of the filing company and the 58th Ordinary General Meeting of Shareholders of Sumitomo Marine held on June 28, 2001.

     Outline of matters related to the merger is stated below:

1.	New Shares to be Issued Upon the Merger and Allotment Thereof:

     The filing company newly issued 722,670,455 par value shares of common stock upon the merger and allotted such holding shares to the shareholders of Sumitomo Marine whose names are entered in the last shareholders’ register as of September 30, 2001 at the rate of 1.09 par value share of the filing company for one (1) par value share of Sumitomo Marine common stock. The differentiation between par value share and non-par value share was abolished due to the enforcement of the Law regarding Partial Amendments to the Commercial Code, etc. of Japan (Law No. 79, 2001) effective as of October 1, 2001.

2.	Increases in Capital Stock and Reserves:

     Increases in capital stock, additional paid-in capital, legal reserve and voluntary reserve are stated below:

(1)	Capital stock: ¥60,020 million

(2)	Additional paid-in capital: ¥35,549 million

(3)	Legal reserve: ¥19,759 million

(4)	Voluntary reserve and other internal reserve: ¥145,997 million

3.	Assets and liabilities which the filing company took over from Sumitomo Marine:

     The breakdown of assets and liabilities of Sumitomo Marine from which the filing company took over is stated below:

For the six months ended September 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Sumitomo Marine

     Sumitomo Marine merged with Mitsui Marine & Fire Insurance Co., Ltd. (“Mitsui Marine”) on October 1, 2001, the merger date, pursuant to the Merger Agreement which was concluded with Mitsui Marine on May 18, 2001, and approved and resolved respectively at the 58th Ordinary General Meeting of Shareholders of Sumitomo Marine and the 84th Ordinary General Meeting of Shareholders of Mitsui Marine held on June 28, 2001, and any and all assets, liabilities, rights, duties and all employees of Sumitomo Marine were taken over by Mitsui Marine upon completion of the merger.

For the six months ended September 30, 2002 (Apr. 1, 2002 — Sep. 30, 2002)

For the year ended March 31, 2002 (Apr. 1, 2001 — Mar. 31, 2002)

For the six months ended September 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Mitsui Marine

(Millions of yen)
Item Amount
Item Amount
(Assets)
(Liabilities)
Cash on hand and in banks	227,170
Underwriting funds	2,402,008
Monetary claims bought	5,115
Convertible bonds	52,363
Money trust	7,292
Other liabilities	85,157
Securities	1,846,423
Accrued retirement benefits	84,759
Loans	401,399
Accrued bonuses for employees	3,817
Real property and equipment	123,049
Price fluctuation reserve	8,143
Other assets	163,033
Guarantees outstanding	87,156
Deferred tax assets	133,741
Customers’ guarantees liability	87,156
Reserve for bad debts	- 9,531
Reserve for Investment losses	- 120
Total liabilities	2,723,405
Total assets	2,984,732
Net property	261,326

For the six months ended September 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Sumitomo Marine

For the six months ended September 30, 2002 (Apr. 1, 2002 — Sep. 30, 2002)

For the year ended March 31, 2002 (Apr. 1, 2001 — Mar. 31, 2002)

For the six months ended September 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Mitsui Marine

(Notes)

1.	Any amount less than the stated unit is disregarded.

2.	Treasury stock of ¥9 million is included in securities.

For the six months ended September 30, 2001 (Apr. 1, 2001 — Sep. 30, 2001)

Sumitomo Marine

For the six months ended September 30, 2002 (Apr. 1, 2002 — Sep. 30, 2002)

For the year ended March 31, 2002 (Apr. 1, 2001 — Mar. 31, 2002)

(2)  [Other]

     Not applicable.

— End —